                                                              File No. 333-43511
                                                                        811-1978


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   /X/
      Pre-Effective Amendment No.   1                                     /X/
      Post-Effective Amendment No.                                        / /



REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           /X/
      Amendment No.                                                       / /



                           (Exact Name of Registrant)
                        OHIO NATIONAL VARIABLE ACCOUNT A

                               (Name of Depositor)
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
              (Address of Depositor's Principal Executive Offices)
                                One Financial Way
                             Cincinnati, Ohio 45242
                         (Depositor's Telephone Number)
                                 (513) 794-6100

                     (Name and Address of Agent for Service)
              Ronald L. Benedict, Second Vice President and Counsel
                    The Ohio National Life Insurance Company
                                  P.O. Box 237
                             Cincinnati, Ohio 45201

                                   Notice to:
                           W. Randolph Thompson, Esq.
                                   Of Counsel
                              Jones & Blouch L.L.P.
                                 Suite 405 West
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

It is proposed that this filing will become effective (check appropriate space):


      ---     immediately upon filing pursuant to paragraph (b) of Rule 485
      ---     on (date) pursuant to paragraph (b) of Rule 485
      ---     60 days after filing pursuant to paragraph (a)(1) of Rule 485 on (date) pursuant to paragraph (a)(1) of Rule 485
      ---
If appropriate, check the following box:
      ---     this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                        OHIO NATIONAL VARIABLE ACCOUNT A


N-4 Item                            Caption in Prospectus
--------                            ---------------------
   1                                Cover Page

   2                                Glossary of Special Terms

   3                                Not applicable

   4                                Not applicable

   5                                Ohio National Life
                                    Ohio National Variable Account A
                                    The Funds

   6                                Deductions and Expenses

   7                                Description of Variable Annuity Contracts

   8                                Annuity Period

   9                                Death Benefit

   10                               Accumulation Period

   11                               Surrender and Partial Withdrawal

   12                               Federal Tax Status

   13                               Not applicable

   14                               Table of Contents

                                    Caption in Statement of Additional Information

   15                               Cover Page

   16                               Table of Contents

   17                               Not applicable

   18                               Custodian
                                    Independent Certified Public Accountants

   19                               See Prospectus (Distribution of Variable Annuity Contracts)
                                    Loans Under Tax-Sheltered Annuities

   20                               Underwriter

   21                               Calculation of Money Market Subaccount Yield
                                    Total Return

   22                               See Prospectus (Annuity Period)

   23                               Financial Statements

                                    Caption in Part C

   24                               Financial Statements and Exhibits

   25                               Directors and Officers of the Depositor

   26                               Persons Controlled by or Under Common Control with the Depositor or
                                    Registrant

   27                               Number of Contractowners

   28                               Indemnification

   29                               Principal Underwriter

   30                               Location of Accounts and Records

   31                               Not applicable

   32                               Undertakings and Representations

                                     PART A

                                   PROSPECTUS

                                   PROSPECTUS
                            FLEXIBLE PURCHASE PAYMENT
                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                        OHIO NATIONAL VARIABLE ACCOUNT A
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                ONE FINANCIAL WAY
                             CINCINNATI, OHIO 45242
                            TELEPHONE (513) 794-6452



This prospectus offers a multiple funded, flexible purchase payment, individual variable annuity contract that provides for the accumulation of values and the payment of annuity benefits on a variable and/or fixed basis.



Variable annuities are designed to provide lifetime annuity payments which will vary with the investment results of the investment vehicle chosen. The accumulation value of a contract will vary with the investment performance of eligible investment companies ("Funds") prior to the annuity payout date, and the amount of each annuity payment will vary with the investment performance of the Funds subsequent to the commencement of annuity payments. There can be no assurance that the value of a contract during the years prior to the annuity payout date or the aggregate amount of annuity payments received after such date will equal or exceed the purchase payments made therefor.


The variable annuity contracts offered by this prospectus are designed for (1) annuity purchase plans adopted by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code (the "Code"), qualifying for tax-deferred treatment pursuant to Section 403(b) of the Code, (2) other employee pension or profit-sharing trusts or plans qualifying for tax-deferred treatment under Section 401(a), 401(k) or 403(a) of the Code, (3) individual retirement annuities qualifying for tax-deferred treatment under Section 408 or 408A of the Code, (4) state and municipal deferred compensation plans and (5) non-tax-qualified retirement plans.


The minimum initial purchase payment is $25,000. Payments after the first payment may be made in amounts of at least $500 at any time. Ohio National Life reserves the right to restrict total purchase payments in excess of $1,000,000.



Purchase payments are allocated to one or more (but not more than ten) subaccounts of Ohio National Variable Account A ("VAA") and/or the Guaranteed Account as directed by the contract owner. VAA is a separate account established by The Ohio National Life Insurance Company ("Ohio National Life"). The assets of VAA are invested in shares of the Funds. See page 2 for the list of available Funds. See the accompanying prospectuses of the Funds which might also contain information about portfolios that are not available for these contracts.



All or part of the contract's accumulation value may be withdrawn before the annuity payout date. Amounts withdrawn may be subject to federal income tax penalties. Exercise of contract rights may be subject to the terms of any qualified employee trust or annuity plan under which a contract is purchased. This prospectus contains no information concerning such trusts or plans.



The contracts offered hereby may be revoked by the purchaser without penalty within 10 days of their delivery (or such longer period required by state law).



THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. IT SETS FORTH THE INFORMATION ABOUT VAA AND THE VARIABLE ANNUITY CONTRACTS OFFERED BY THIS PROSPECTUS THAT YOU SHOULD KNOW BEFORE INVESTING. ADDITIONAL INFORMATION ABOUT VAA HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN A STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 1998 THE STATEMENT OF ADDITIONAL
INFORMATION IS INCORPORATED HEREIN BY REFERENCE AND IS AVAILABLE UPON REQUEST AND WITHOUT CHARGE BY WRITING OR CALLING OHIO NATIONAL LIFE AT THE ABOVE ADDRESS. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION IS ON PAGE 2.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS SHOULD BE ACCOMPANIED BY THE CURRENT FUND PROSPECTUSES.




                                 MAY 1, 1998

                                TABLE OF CONTENTS



Available Funds............................................2
Glossary of Special Terms..................................3
Fee Table..................................................3
Financial Statements.......................................7
Ohio National Life.........................................7
Ohio National Variable Account A ..........................7
The Funds..................................................7
Distribution of Variable Annuity Contracts ................8
Deductions and Expenses....................................9
     Sales Charge..........................................9
     Contract Administration Charge........................9
     Deduction for Administrative Expenses ................9
     Deduction for Risk Undertakings.......................9
     Transfer Fee..........................................9
     Deduction for State Premium Tax.......................9
     Fund Expenses........................................10
Description of Variable Annuity Contracts ................10
     20-Day Free Look.....................................10
     Accumulation Period..................................10
     Annuity Period.......................................14
     Contract Owner Inquiries.............................17
     Performance Data.....................................17
Federal Tax Status........................................18
IRA Disclosure Statement..................................21


                       STATEMENT OF ADDITIONAL INFORMATION


Custodian
Independent Certified Public Accountants
Underwriter
Calculation of Money Market Subaccount Yield
Total Return
Transfer Limitations
The Year 2000 Issue
Appendix: Loans Under Tax-Sheltered Annuities
Financial Statements for VAA and Ohio National Life


                                AVAILABLE FUNDS

Ohio National Fund, Inc.:                    Money Market Portfolio
                                             Bond Portfolio
                                             Omni Portfolio (a flexible fund)
                                             S&P 500 Index Portfolio
                                             International Portfolio
                                             Capital Appreciation Portfolio
                                             Growth & Income Portfolio
                                             Small Cap Growth Portfolio
                                             High Income Bond Portfolio
                                             Equity Income Portfolio
                                             Blue Chip Portfolio.

Goldman Sachs Variable Insurance Trust:      Goldman Sachs Growth & Income Fund
                                             Goldman Sachs CORE U.S. Equity Fund
                                             Goldman Sachs Capital Growth Fund
                                             Goldman Sachs Global Income Fund

Janus Aspen Series:                          Growth Portfolio
                                             International Growth Portfolio
                                             Worldwide Growth Portfolio
                                             Balanced Portfolio

J.P. Morgan Series Trust II:                 J.P. Morgan Small Company Portfolio

Morgan Stanley Universal Funds, Inc.:        Fixed Income Portfolio
                                             U.S. Real Estate Portfolio
                                             Value Portfolio
                                             Emerging Markets Debt Portfolio

Salomon Brothers Variable
     Series Funds Inc.:                      Capital Fund
                                             Total Return Fund
                                             Investors Fund (a capital growth
                                             fund)

Strong Variable Insurance Funds, Inc.:       Strong Growth Fund II
                                             Strong Opportunity Fund II (a
                                             mid/small cap fund)
                                             Strong Schafer Value Fund II


                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD - The period prior to the annuity payout date and during the lifetime of the annuitant.
ACCUMULATION UNIT - A unit of measure used to determine the value of contracts during the accumulation period.
ACCUMULATION VALUE - The cash value of an annuity contract before the annuity payout date.
ANNUITANT - Any natural person who is to receive or is receiving annuity payments and upon whose continuation of life annuity payments with life contingencies depend.
ANNUITY PAYOUT DATE - The date on which annuity payments are to begin.
ANNUITY PAYMENTS - Periodic payments made to an annuitant pursuant to an annuity contract.
ANNUITY UNIT - A unit of measure used to determine the second and subsequent variable annuity payments and reflecting the investment performance of the Fund.

FUND - Investment portfolios of any registered open-end investment company in which contract assets may be invested.



FUND SHARES - Shares of any available Fund.



GUARANTEED ACCOUNT - Fixed value allocations which are part of the general assets of Ohio National Life.





OWNER - During the lifetime of the designated annuitant and prior to the specified annuity payout date, the owner is the person in whose name the contract is registered. On and after the annuity payout date the annuitant becomes the owner. After the death of the annuitant, the beneficiary becomes the owner.
PURCHASE PAYMENTS - The amount of payments made by the owner or on his behalf under the annuity contract.
SETTLEMENT - The application of the accumulation value of an annuity contract under the settlement provisions contained therein.


SUBACCOUNT - Subdivisions of VAA, each of which invests exclusively in shares of a designated Fund.



VALUATION PERIOD - The period of time from one determination of accumulation unit and annuity unit values to their next determination. Such determination is made at the same time that the net asset value of Fund Shares is determined. See the accompanying Fund prospectuses.


1940 ACT - The Investment Company Act of 1940, as amended, or any similar successor federal legislation.

                                    FEE TABLE


CONTRACTOWNER TRANSACTION EXPENSES
Sales Load -- None



Exchange (transfer) Fee                 $10 (currently no charge for the first transfer each calendar month)
Annual Contract Fee                     $30 (no fee if contract value exceeds $50,000)



VAA ANNUAL EXPENSES (as a percentage
   of average account value)
Mortality and Expense Risk Fees ***                     1.25%
Account Fees and Expenses                               0.25%
                                                        -----
Total VAA Annual Expenses                               1.50%






FUND ANNUAL EXPENSES (after fee waiver) (as a percentage of each Fund's average net assets)



                                                 Management    Other     Total Fund
                                                    Fees      Expenses    Expenses
                                                 ----------   --------   ----------
Ohio National Fund:
       Money Market Portfolio*                      0.25%       0.13%      0.38%
       Bond Portfolio                               0.60%       0.18%      0.78%
       Omni Portfolio                               0.55%       0.16%      0.71%
       S&P 500 Index Portfolio                      0.40%       0.12%      0.52%
       International Portfolio                      0.90%       0.32%      1.22%
       Capital Appreciation Portfolio               0.80%       0.15%      0.95%
       Growth & Income Portfolio                    0.85%       0.10%      0.95%
       Small Cap Growth Portfolio**                 0.90%       0.15%      1.05%
       High Income Bond Portfolio**                 0.75%       0.25%      1.00%
       Equity Income Portfolio**                    0.75%       0.50%      1.25%
       Blue Chip Portfolio**                        0.90%       0.50%      1.40%
Goldman Sachs Variable Insurance Trust:
       Goldman Sachs Growth & Income Fund**         0.75%       0.15%      0.90%
       Goldman Sachs CORE U.S. Equity Fund**        0.70%       0.10%      0.80%
       Goldman Sachs Capital Growth Fund**          0.75%       0.15%      0.90%
       Goldman Sachs Global Income Fund**           0.90%       0.15%      1.05%
Janus Aspen Series:
       Growth Portfolio*                            0.65%       0.05%      0.70%
       International Growth Portfolio*              0.67%       0.29%      0.96%
       Worldwide Growth Portfolio*                  0.66%       0.08%      0.74%
       Balanced Portfolio*                          0.76%       0.07%      0.83%
J.P. Morgan Series Trust II:
       J.P.Morgan Small Company Portfolio           0.60%       0.55%      1.15%
Morgan Stanley Universal Funds, Inc.:
       Fixed Income Portfolio*                     (0.61%)      1.31%      0.70%
       U.S. Real Estate Portfolio*                 (0.32%)      1.52%      1.10%
       Value Portfolio*                            (0.40%)      1.32%      0.85%
       Emerging Markets Debt Portfolio*             0.04%       1.26%      1.30%
Salomon Brothers Variable Series Fund, Inc.:
       Capital Fund**                               1.00%       0.25%      1.25%
       Total Return Fund**                          0.80%       0.45%      1.25%
       Investors Fund**                             0.75%       0.50%      1.25%
Strong Variable Insurance Funds, Inc.:
       Strong Growth Fund II                        1.00%       0.20%      1.20%
       Strong Opportunity Fund II                   1.00%       0.10%      1.10%
       Strong Schafer Value Fund II**               1.00%       0.20%      1.20%

EXAMPLE - You would pay the following aggregate expenses on a $1,000 investment in each subaccount, assuming 5% annual return:

                                                    1 Year            3 Years        5 Years           10 Years
                                                     ------            -------        -------           --------
Ohio National Fund, Inc.:
     Money Market Portfolio*                          $  19             $  59            $102              $220
     Bond Portfolio                                      23                71             122               262
     Omni Portfolio                                      22                69             118               254
     S&P 500 Index Portfolio                             21                63             109               235
     International Portfolio                             28                84             144               305
     Capital Appreciation Portfolio                      25                76             131               279


                                                    1 Year       3 Years      5 Years     10 Years
                                                    ------       -------      -------     --------
     Growth & Income Portfolio                         25           76          131          279
     Small Cap Growth Portfolio**                      26           79          136          289
     High Income Bond Portfolio**                      25           78          133          284
     Equity Income Portfolio**                         28           85          145          308
     Blue Chip Portfolio**                             29           90          153          322
Goldman Sachs Variable Insurance Trust:
     Goldman Sachs Growth & Income Fund**              24           75          128          274
     Goldman Sachs CORE U.S. Equity Fund**             23           72          123          264
     Goldman Sachs Capital Growth Fund**               24           75          128          274
     Goldman Sachs Global Income Fund**                26           79          136          289
Janus Aspen Series:
     Growth Portfolio*                                 22           69          118          253
     International Growth Portfolio*                   25           77          131          280
     Worldwide Growth Portfolio*                       23           70          120          257
     Balanced Portfolio*                               24           73          125          267
J.P. Morgan Series Trust II:
     J.P.Morgan Small Company Portfolio                27           82          141          298
Morgan Stanley Universal Funds, Inc.:
     Fixed Income Portfolio*                           22           69          118          253
     U.S. Real Estate Portfolio*                       26           81          138          293
     Value Portfolio*                                  24           73          126          269
     Emerging Markets Debt Portfolio*                  28           87          148          313
Salomon Brothers Variable Series Fund, Inc.:
     Capital Fund**                                    28           85          145          308
     Total Return Fund**                               28           85          145          308
     Investors Fund**                                  28           85          145          308
Strong Variable Insurance Funds, Inc.:
     Strong Growth Fund II                             27           84          143          303
     Strong Opportunity Fund II                        26           81          138          293
     Strong Schafer Value Fund II**                    27           84          143          303



* For certain Funds, management fees are presently being voluntarily waived in part or in whole by the Fund's investment adviser (and, where the management fee is shown as a negative, the investment adviser is further reimbursing the Fund) in order to reduce total Fund expenses. Without those waivers and reimbursements, the management fees would be as follows:


Ohio National Fund, Inc.
     Money Market Portfolio                   0.30%
Janus Aspen Series
     Growth Portfolio                         0.74%
     International Growth Portfolio           0.72%
     Worldwide Growth Portfolio               0.77%
     Balanced Portfolio                       0.77%
Morgan Stanley Universal Funds, Inc.
     Fixed Income Portfolio                   0.40%
     U.S. Real Estate Portfolio               0.80%
     Value Portfolio                          0.55%
     Emerging Markets Debt Portfolio          0.80%

EXAMPLE - Without the voluntary fee waivers, you would pay the following aggregate expenses on a $1,000 investment, assuming 5% annual return:


                                            1 Year         3 Years       5 Years      10 Years
                                            ------         -------       -------      --------
Ohio National Fund, Inc.
     Money Market Portfolio                   $ 20          $ 61          $104          $225
Janus Aspen Series
     Growth Portfolio                           23            72           123           263
     International Growth Portfolio             25            78           134           285
     Worldwide Growth Portfolio                 24            73           126           267
     Balanced Portfolio                         24            73           125           268
Morgan Stanley Universal Funds, Inc.
     Fixed Income Portfolio                     32            99           168           351
     U.S. Real Estate Portfolio                 38           117           197           405
     Value Portfolio                            34           104           176           366
     Emerging Markets Debt Portfolio            36           109           185           383



** The "Other Expenses" (and, accordingly, the Total Fund Expenses) for these Funds are based on estimates.

*** The Mortality and Expense Risk fees may be changed at any time, but may not presently be increased to more than 1.25% and for contracts issued in the future to more than 1.55%.

The purpose of the above table is to help you to understand the costs and expenses that a variable annuity contractowner will bear directly or indirectly. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSE. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Note that the expense amounts shown in the examples are aggregate amounts for the
total number of years indicated. In the examples, the   annual fee is treated
as if it were deducted as a percentage of assets, based upon the average account value for all contracts, including ones from which a portion of the contract fee may be paid from amounts invested in the Guaranteed Account. Neither the table nor the examples reflect any premium taxes that may be applicable to a contract, which currently range from 0% to 3.5%. The above table and examples reflect only the charges for contracts currently offered by this prospectus and not other contracts that may be offered by Ohio National Life. For further details, see DEDUCTION For STATE PREMIUM TAX, page 9.





FINANCIAL STATEMENTS

The complete financial statements of VAA and Ohio National Life, and the Independent Auditors' Reports thereon, may be found in the Statement of Additional Information.

OHIO NATIONAL LIFE

Ohio National Life was organized under the laws of Ohio in 1909 as a stock life insurance company and became a mutual life insurance company in 1959. It writes life, accident and health insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently it has assets in excess of $6.3 billion and equity in excess of $600 million. Its home office is located at One Financial Way, Cincinnati, Ohio 45242. Ohio National Life's policyholders have approved a plan of reorganization that, if approved by the Ohio Superintendent of Insurance, would convert Ohio National Life to a stock company ultimately owned by a mutual holding company (Ohio National Mutual Holdings, Inc.) with the majority ownership of the latter being by the policyholders.


OHIO NATIONAL VARIABLE ACCOUNT A


VAA was established in 1969 by Ohio National Life as a separate account under Ohio law for the purpose of funding variable annuity contracts. Purchase payments for the variable annuity contracts are allocated to one or more subaccounts of VAA. However, contract values may not be allocated to more than 10 variable subaccounts at any one time. Income, gains and losses, whether or not realized, from assets allocated to VAA are, as provided in the contracts, credited to or charged against VAA without regard to other income, gains or losses of Ohio National Life. The assets maintained in VAA will not be charged with any liabilities arising out of any other business conducted by Ohio National Life. Nevertheless, all obligations arising under the contracts, including the commitment to make annuity payments, are general corporate obligations of Ohio National Life. Accordingly, all of Ohio National Life's assets are available to meet its obligations under the contracts. VAA is registered as a unit investment trust under the 1940 Act. The assets of the subaccounts of VAA are invested at net asset value (without an initial sales charge) in shares of corresponding Funds. Values of other contracts not offered through this prospectus are also allocated to VAA, including some subaccounts that are not available for the contracts offered herein.




THE FUNDS


The Funds presently available are listed on page 2. The Funds are open-end investment companies registered under the 1940 Act. Fund Shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund's investments fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in such investments to meet changes in economic conditions.


The Funds receive investment advice, for a fee, from their investment advisers. Those fees are shown in the Fee Table beginning on page 3. For Ohio National Fund, Inc., the adviser is Ohio National Investments, Inc. (with Societe Generale Asset Management Corp. as sub-adviser to the International Portfolio,
T. Rowe Price Associates, Inc. as sub-adviser to the Capital Appreciation Portfolio, Robertson Stephens Investment Management, L.P. as sub-adviser to the Growth & Income and Small Cap Growth Portfolios, and Federated Investment Counseling as sub-adviser to the, High Income Bond, Equity Income and Blue Chip Portfolios); for Goldman Sachs Variable Insurance Trust, the adviser is Goldman, Sachs & Co.; for Janus Aspen Series, the adviser is Janus Capital Corporation; for J.P. Morgan Series Trust II, the adviser is J.P. Morgan Investment Management, Inc.; for Morgan Stanley Universal Funds, Inc., the adviser of the U.S. Real Estate and Emerging Markets Equity Portfolios is Morgan Stanley Asset Management, Inc., and the adviser of the Fixed Income and Value Portfolios is Miller Anderson & Sherrerd, LLP; for Salomon Brothers Variable Series Funds Inc., the adviser is Salomon Brothers Asset Management, Inc.; and for Strong Variable Insurance Funds, Inc., the adviser is Strong Capital Management, Inc. Affiliates of each of the Funds may compensate Ohio National Life based upon an annual percentage of the average assets of each Fund that are allocated to VAA. These percentage amounts vary by Fund and are intended to compensate Ohio National Life for administrative and other services that it provides to the Funds and their affiliates.


For additional information concerning the Funds, including the investment objectives of each, see the Fund prospectuses. Read the Fund prospectuses carefully before investing. The Fund prospectuses may contain information about other portfolios that are not available as investment options for the contract offered herein. There is no assurance that the stated objectives and policies of any of the Funds will be achieved.

MIXED AND SHARED FUNDING


In addition to being offered to VAA, certain Fund Shares are currently offered to other separate accounts of Ohio National Life in connection with variable annuity contracts and a separate account of Ohio National Life Assurance Corporation in connection with variable life insurance contracts. Fund Shares may also be offered to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for both variable life and variable annuity separate accounts or for separate accounts of other life insurance companies to invest in Fund Shares. Although neither Ohio National Life nor any of the Funds currently foresees any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events in order to identify any material conflict between different types of contractowners and to determine what action, if any, should be taken in response thereto, including the possible withdrawal of VAA`s participation in a Fund. Material conflicts could result from such things as (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any Fund; or (4) differences between voting instructions given by different types of contractowners.


VOTING RIGHTS


Ohio National Life shall vote Fund Shares held in VAA at meetings of shareholders of a Fund in accordance with voting instructions received from contract owners. The number of Fund Shares for which an owner is entitled to give instructions will be determined by Ohio National Life in the manner described below, not more than 90 days prior to the meeting of shareholders. Proxy material will be distributed to each owner together with appropriate forms for giving voting instructions. Fund Shares held in VAA, for which no timely instructions are received, will be voted by Ohio National Life in proportion to the instructions which are received with respect to all contracts participating in VAA.



During the accumulation period, the number of Fund Shares for which instructions may be given to Ohio National Life is determined by dividing the variable accumulation value of a subaccount of the contract by the net asset value of a share of the corresponding Fund as of the same date. During the annuity payment period, the number of Fund Shares for which such instructions may be given is determined by dividing the actuarial liability for variable annuities in the course of payment by the net asset value of a Fund Share as of the same date. Generally, the number of votes tends to decrease as annuity payments progress.

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


The variable annuity contracts are sold by Ohio National Life insurance agents who are also registered representatives of broker-dealers that have entered into distribution agreements with Ohio National Equities, Inc. ("ONEQ," a wholly- owned subsidiary of Ohio National Life) which is the principal underwriter of the contracts. ONEQ and the broker-dealers are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. Ohio National Life pays ONEQ 7% of each purchase payment and ONEQ then pays a portion of that amount to the broker-dealers as compensation for their sales efforts. The broker-dealers will remunerate their registered representatives from their own funds. Purchase payments on which no compensation is paid to registered representatives will not be included in amounts on which the sales compensation may be paid to ONEQ. To the extent that the amount of the contingent deferred sales charge received by Ohio National Life is not sufficient to recover the fee paid to ONEQ, any deficiency will be made up from Ohio National Life's general account assets which include, among other things, any profit from the mortality and expense risk charges. ONEQ's address is One Financial Way, Cincinnati, Ohio 45242.


                             DEDUCTIONS AND EXPENSES


SALES CHARGE



No deduction is made for sales expense.


CONTRACT ADMINISTRATION CHARGE


Each year on the contract anniversary (or at the time of surrender of the contract), Ohio National Life will deduct a contract administration charge of $30 from the accumulation value to reimburse it for the expenses relating to the maintenance of the contract. There is no contract administration charge (a) for contracts having a value of at least $50,000 on the contract anniversary or (b) after the annuity payout date. Ohio National Life guarantees not to increase the contract administration charge.

DEDUCTION FOR ADMINISTRATIVE EXPENSES


A deduction is made at the end of each valuation period equal to 0.25% on an annual basis of the contract value for administrative expenses. This deduction is designed to reimburse Ohio National Life for expenses incurred for accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc., not covered by the contract administration charge.


DEDUCTION FOR RISK UNDERTAKINGS


Prior to the annuity payout date, Ohio National Life guarantees that the accumulation value of all contracts will not be affected by any excess of sales and administrative expenses over the deductions provided therefor. Ohio National Life also guarantees to pay a death benefit in the event of the annuitant's death prior to the annuity payout date (see Death Benefit, page 13). After the annuity payout date, Ohio National Life guarantees that variable annuity payments will not be affected by adverse mortality experience or expenses.



For assuming these risks, Ohio National Life, in determining the accumulation unit values and the annuity unit values for each subaccount, makes a deduction from the applicable investment results equal to 1.25% of the contract value on an annual basis. However, Ohio National Life has agreed that the deduction for these risk undertakings shall not be increased to more than the rate in effect at the time the contract is issued. Ohio National Life may discontinue this limitation on its right to increase the deduction, but only as to any contracts purchased after notice of the discontinuance. That deduction may be decreased by Ohio National Life at any time and may be increased not more frequently then annually to not more than 1.55% on an annual basis. Although Ohio National Life views the risk charge as an indivisible whole, of the amount currently being deducted, it has estimated that a reasonable allocation would be 0.65% for mortality risk, and 0.60% for expense risk. Although Ohio National Life hopes to realize a profit from this charge, if the deduction is insufficient to cover the actual risk involved, the loss will fall on Ohio National Life; conversely, if the deduction proves more than sufficient, the excess will be a gain to Ohio National Life.


TRANSFER FEE


A transfer fee of $10 is made for each transfer from one or more subaccounts to one or more other subaccounts. The fee is charged pro rata against the subaccounts from which the transfer is effected. No fee is charged for the first transfer each calendar month.


DEDUCTION FOR STATE PREMIUM TAX


Most states do not presently charge a premium tax for these contracts. Where a tax applies, the rates for tax-qualified contracts are presently 0.5% in California, 1.0% in Puerto Rico and West Virginia, 2.0% in Kentucky and 2.25% in the District of Columbia. For non-tax-qualified contracts, the rates are presently 1.0% in Puerto Rico, West Virginia and Wyoming, 1.25% in the South Dakota, 2.0% in Kansas, Kentucky and Maine, 2.25% in the District of Columbia, 2.35% in California and 3.5% in Nevada. The deduction for premium taxes will be made when incurred. Normally, that is not until annuity payments begin. However, in Kansas, South Dakota and Wyoming, they are presently being deducted from purchase payments.



FUND EXPENSES
There are deductions from, and expenses paid out of, the assets of the Funds. These are described in the accompanying prospectuses of the Funds.


                    DESCRIPTION OF VARIABLE ANNUITY CONTRACTS


10-DAY FREE LOOK



The contract owner may revoke the contract at any time until the end of 10 days after receipt of the contract (or such longer period as may be required by applicable state law) and receive a refund of the value of the contract as of the date of the cancellation. To revoke, the owner must return the contract to Ohio National Life within the free look period. In those states where state law requires that the original purchase price be returned in lieu of the current contract value in case of revocation during the free look period, any purchase payments will be allocated to the Money Market subaccount until the end of the free look period.

ACCUMULATION PERIOD
PURCHASE PAYMENT PROVISIONS


The contracts provide for a minimum initial purchase payment of $50,000 and minimum subsequent purchase payments of $1,000 per payment. Ohio National Life reserves the right to restrict total purchase payments in excess of $1,000,000. Subject to these limits, payments may be made at any time. Failure to make payments shall not constitute a default.


ACCUMULATION UNITS


Prior to the annuity payout date, the contract value is measured by accumulation units. Each purchase payment results in the crediting of accumulation units to the contract (see Crediting Accumulation Units). The number of accumulation units so credited remains constant but the dollar value of accumulation units will vary depending upon the investment results of the particular subaccount to which payments are allocated.


CREDITING ACCUMULATION UNITS


Orders or applications, together with the first purchase payment, are forwarded to the home office of Ohio National Life for acceptance. Upon acceptance, a contract is issued to the contract owner, and the first purchase payment is then credited to the contract in the form of accumulation units. Initial purchase payments are credited not later than two business days after receipt if all information necessary for issuing a contract and processing the purchase payment is complete. If this cannot be done within five business days, the purchase payment will be returned immediately to the applicant unless the applicant specifically consents to having Ohio National Life retain the purchase payment until the necessary information is completed. After that, the purchase payment will be credited within two business days. Subsequent purchase payments are sent directly to the home office of Ohio National Life and are applied to provide that number of accumulation units (for each subaccount) determined by dividing the amount of the purchase payment by the value of the appropriate accumulation unit next computed after the payment is received at the home office of Ohio National Life.


ALLOCATION OF PURCHASE PAYMENTS


You may direct the allocation of your purchase payments among up to 10 subaccounts of VAA and to the Guaranteed Account. The amount allocated to any subaccount or the Guaranteed Account must equal a whole percentage. The allocation of future purchase payments may be changed at any time upon written notice to the home office of Ohio National Life.


ACCUMULATION UNIT VALUE AND ACCUMULATION VALUE

The accumulation unit value of each subaccount of VAA was set at $10 when the first payment for these contracts was allocated to each subaccount. The accumulation unit value for any subsequent valuation period is determined by multiplying the accumulation unit value for the immediately preceding valuation period by the net investment factor (described below) for such subsequent valuation period. The accumulation value is determined by multiplying the total number of accumulation units (for each subaccount) credited to the contract by the accumulation unit value (for such subaccount) for the valuation period for which the accumulation value is being determined.

NET INVESTMENT FACTOR

The net investment factor is a quantitative measure of the investment results of each subaccount of VAA. The net investment factor for each subaccount for any valuation period is determined by dividing (a) by (b), then subtracting (c) from the result, where:

 (a)  is -

      (1) the net asset value of the corresponding Fund Share determined as of the end of a valuation period, plus


      (2) The per share amount of any dividends or other distributions declared for that Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

      (3) per share charge or credit for any taxes paid or reserved for which is determined by Ohio National Life to result from the maintenance or operation of that subaccount of VAA; (No federal income taxes are applicable under present law.)

 (b) is the net asset value of the corresponding Fund Share determined at the end of the preceding valuation period; and


 (c) is the deduction for administrative and sales expenses and risk undertakings. (See Deduction for Administrative Expenses, page 9, and, Deduction for Risk Undertakings, page 9.)






SURRENDER AND PARTIAL WITHDRAWAL


Prior to the annuity payout date, or thereafter in the case of annuity Option 1(e) described below, the owner of a contract may surrender (totally withdraw the value of) his or her contract for its accumulation value or elect a partial (at least $1,000) withdrawal therefrom. In the case of a complete surrender, the amount payable is also reduced by the amount of the contract administration charge, if any. Payment by Ohio National Life shall be made within seven days from the date of receipt of the request for such payment except as it may be deferred under the circumstances described below. Surrenders and partial withdrawals are limited or not permitted in connection with certain retirement plans. See Tax Deferred Annuities, page 19. For tax consequences of a surrender or withdrawal, see Federal Tax Status, page 18.



Occasionally Ohio National Life may receive a request for a surrender or partial withdrawal which includes contract values derived from purchase payments which have not cleared the banking system. Ohio National Life may delay mailing that portion which relates to such payments until the check for the purchase payment has cleared. Ohio National Life requires the return of the contract in the case of a complete surrender.



The right to withdraw may be suspended or the date of payment postponed (1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which trading on the Exchange, as determined by the Securities and Exchange Commission, is restricted; (2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of the Fund's net assets; or (3) or such other periods as the Commission may by order permit for the protection of security holders.


TRANSFERS AMONG SUBACCOUNTS


Contract values may be transferred from one or more subaccounts to one or more other subaccounts upon the request of the owner. Transfers may be made at any time during the accumulation period. The amount of any such transfer from or to any subaccount must be at least $300 (or the entire value of the contract's interest in a subaccount, if less). Ohio National Life reserves the right to limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if Ohio National Life or the Fund in its or their discretion, believes that the Fund might otherwise be damaged. If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers (pursuant to a pre-existing DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. Contract owners whose transfer requests are not made will be so notified. Current SEC rules preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations. After the annuity payout date, transfers among subaccounts can only be made once each calendar quarter. Such transfers may then be made without a transfer fee. (See Transfer Fee, page 9, and Transfers after Annuity Payout Date, page 16). Ohio National Life may restrict transfers of a contract's Guaranteed Account value during a contract year to not more than 20% of such value (or $1,000, if greater) as of the beginning of that contract year.



TELEACCESS
If the contract owner first submits a pre-authorization form to Ohio National Life, contract and unit values and interest rates can be checked and transfers may be made by telephoning Ohio National Life between 7:00 a.m. and 7:00 p.m. (Eastern time) on days that it is open for business, at 1-800-366-6654, #8. Ohio National Life will honor pre-authorized telephone transfer instructions from anyone who is able to provide the personal identifying information requested via TeleAccess. Telephone transfer requests will not be honored after the annuitant's death. For added security, transfers are confirmed in writing sent to the owner on the next business day. However, if a transfer cannot be completed as requested, a customer service representative will contact the owner in writing sent within 48 hours of the TeleAccess request.


SCHEDULED TRANSFERS (DOLLAR COST AVERAGING)

Ohio National Life administers a scheduled transfer ("DCA") program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount of at least $300, (a) from any variable subaccount(s) to any other subaccount(s), including the Guaranteed Account, or (b) from the Guaranteed Account to any other subaccount(s), if the DCA program is established at the time the contract is issued, the DCA program is scheduled to begin within 6 months of contract issue and the term of the DCA program does not exceed 2 years. For transfers from variable subaccounts, at least 12 transfers must be scheduled and the term of the DCA program may not exceed 5 years. Each DCA transfer must be at least $300 and at least 12 DCA transfers must be scheduled. No transfer fee is charged for DCA transfers. Ohio National Life may discontinue the DCA program at any time. You may also discontinue further DCA transfers by giving Ohio National Life written notice at least 7 business days before the next scheduled transfer.



DCA generally has the effect of reducing the risk of purchasing at the top, and selling at the bottom, of market cycles. DCA transfers from the Guaranteed Account or from a fund with a stabilized net asset value, such as the Money Market subaccount, will generally reduce the average total cost of indirectly purchasing Fund Shares because greater numbers of shares will be purchased when the share prices are lower than when prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. Moreover, for transfers from a subaccount not having a stabilized net asset value, DCA will have the effect of reducing the average price of the shares being redeemed. DCA might also be used to systematically transfer accumulation values from variable subaccounts to the Guaranteed Account, in anticipation of retirement, in order to reduce the risk of making a single transfer during a low market.



PORTFOLIO REBALANCING

You may elect to have Ohio National Life automatically transfer amounts on a quarterly, semi-annual or annual basis to maintain a specified percentage (whole percentages only) of contract value in each of two or more designated subaccounts. The purpose of a portfolio rebalancing strategy is to maintain, over time, your desired allocation percentage in the designated subaccounts having differing investment performance. Portfolio rebalancing will not necessarily enhance future performance or protect against future losses.

To elect this option, or to discontinue it, you must provide Ohio National Life with written authorization. Portfolio rebalancing transactions are not included for the purpose of determining any transfer charge.


DEATH BENEFIT


In the event of the death of the annuitant and any contingent annuitant prior to the annuity payout date, the contract provides a death benefit to be paid to a designated beneficiary. The amount of the death benefit will be determined as of the date of the annuitant's death. It will be paid to the beneficiary in a single sum unless the owner or beneficiary elects settlement under one or more of the settlement options provided in the contract.

The death benefit will be the greater of: (a) the contract value; or (b) the net of purchase payments less withdrawals.



In those states where permitted, an optional annual stepped-up death benefit may be elected at the time the contract is issued. With that option, the death benefit will be increased, until the annuitant attains age 80, on each contract anniversary on which the contract value exceeds the death benefit for the previous year. There is an additional charge (presently at an annual rate of 0.15% of the contract value, which rate may be increased to no more than 0.25% on contracts issued in the future) for this optional benefit.



In those states where permitted, an optional death benefit may be elected by the beneficiary within 90 days after the annuitant's death prior to age 90. With this elective option, the death benefit is the greater of (a) the contract value on the date of death or (b) the guaranteed minimum death benefit amount. The guaranteed minimum death benefit amount for contract values held in the Guaranteed Account and the Money Market subaccount is the contract value as of the date of death. For all other subaccounts, the guaranteed minimum death benefit amount is (i) the net of purchase payments less withdrawals plus (ii) a daily increase at an effective annual rate of 6%.



GUARANTEED ACCOUNT

The Guaranteed Account guarantees a fixed return for a specified period of time and guarantees the principal against loss. Any portion of a contract relating to the Guaranteed Account is not registered under the Securities Act of 1933. The Guaranteed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Guaranteed Account nor any interests in it are subject to the provisions or restrictions of either such Act, and the disclosures regarding it have not been reviewed by the staff of the Securities and Exchange Commission.

The Guaranteed Account consists of all of Ohio National Life's general assets other than those allocated to a separate account. Purchase payments and contract values may be allocated between the Guaranteed Account and VAA. The allocation will be as elected by the owner at the time of purchase or as subsequently changed.

Ohio National Life will invest its general assets in its discretion as allowed by applicable state law. Investment income from Ohio National Life's general assets will be allocated to those contracts having guaranteed values in accordance with the terms of such contracts.

The amount of investment income allocated to the contracts will vary from year to year in Ohio National Life's sole discretion. However, Ohio National Life guarantees that it will credit interest at a rate of not less than 3.00% per year, compounded annually, to contract values allocated to the Guaranteed Account. Ohio National Life may credit interest at a rate in excess of 3.00%, but any such excess interest credit will be in Ohio National Life's sole discretion.

Ohio National Life guarantees that, prior to the commencement of annuity payout, the guaranteed value of a contract will never be less than (a) the amount of purchase payments allocated to, and transfers into, the Guaranteed Account, plus
(b) interest credited at the rate of 3.00% per year compounded annually, plus
(c) any additional excess interest Ohio National Life may credit to guaranteed values, and less (d) any partial withdrawals, loans and transfers from the guaranteed values, and less (e) any contingent deferred sales charges on partial withdrawals, loan interest, state premium taxes, transfer fees, and the portion of the $30 annual contract administration charge allocable to the Guaranteed Account. No deductions are made from the Guaranteed Account for administrative expenses or risk undertakings. (See "Deductions and Expenses".)

Other than pursuant to a DCA (scheduled transfer) or portfolio rebalancing program, Ohio National Life reserves the right to restrict transfers of a contract's Guaranteed Account value during a contract year to not more than 20% of such value as of the beginning of a contract year (or $1,000, if greater). As provided by applicable state law, Ohio National Life reserves the right to defer the payment of amounts withdrawn from the Guaranteed Account for a period not to exceed six months from the date written request for such withdrawal is received by Ohio National Life.

OHIO NATIONAL LIFE EMPLOYEE DISCOUNT


Ohio National Life and its affiliated companies offer a credit on the purchase of contracts by any of their employees, directors or retirees, or their spouse or the surviving spouse of a deceased retiree, covering any of the foregoing or any of their minor children, or any of their children ages 18 to 21 who is either (i) living in the purchaser's household or (ii) a full-time college student being supported by the purchaser, or any of the purchaser's minor grandchildren under the Uniform Gifts to Minors Act. This credit is treated as additional income under the contract. The amount of the credit equals 3.2% of all purchase payments made in the first contract year and 5.5% of purchase payments made in the second through sixth contract years. Ohio National Life credits the Guaranteed Account of the eligible person's contract in the foregoing amounts at the time of each payment made by the eligible person.



TEXAS STATE OPTIONAL RETIREMENT PROGRAM

Under the Texas State Optional Retirement Program (the "Program"), purchase payments may be excluded from the gross income of state employees for federal tax purposes to the extent that such purchase payments do not exceed the exclusion allowance provided by the Code. The Attorney General of Texas has interpreted the Program as prohibiting any participating state employee from receiving the surrender value of a contract funding benefits under the Program prior to termination of employment or the state employee's retirement, death or total disability. Therefore, no surrender or partial withdrawal by a participant in the Program will be allowed until the first of these events occurs.

ANNUITY PERIOD
ANNUITY PAYOUT DATE


Annuity payments under a contract will begin on the annuity payout date. This date is selected by the owner at the time the contract is issued and must be at least 30 days after the contract date. It may be changed from time to time by the owner so long as the annuity payout date selected is the first day of any month at least 30 days after the date of such change. The contract restricts the annuity payout date to not later than the first of the month following the annuitant's 90th birthday; however, this restriction may be modified by applicable state law or it may be waived by mutual agreement between Ohio National Life and the owner.




The contracts include Ohio National Life's assurance that (except for option 1(e), below) annuity payments will be paid for the lifetime of the annuitant (and joint annuitant, if any) in accordance with the annuity rates contained in the contract, regardless of actual mortality experience.


Other than in connection with annuity Option 1(e) described below, once annuity payments commence, the contract cannot be surrendered for cash except that, upon the death of the annuitant, the beneficiary shall be entitled to surrender the contract for the commuted value of any remaining period- certain payments. Surrenders and partial withdrawals from Option 1(e) are permitted at any time.

ANNUITY OPTIONS

The owner may elect one or more of the following annuity options, and may change such election anytime before the annuity payout date.

Option 1(a):    Life Annuity with installment payments for the lifetime of the annuitant (under this option it is possible for the annuitant to receive only one payment; this could happen if the annuitant should die before receiving the second payment; there is no residual value of the contract after annuitant's death).
Option 1(b):    Life Annuity with installment payments guaranteed for five years and continuing thereafter during the remaining lifetime of the annuitant.
Option 1(c):    Life Annuity with installment payments guaranteed for ten years and continuing thereafter during the remaining lifetime of the annuitant.
Option 1(d):    Installment Refund Life Annuity with payments guaranteed for a period certain and continuing thereafter during the remaining lifetime of the annuitant. The number of period-certain payments is equal to the amount applied under this option divided by the amount of the first payment.
Option 1(e):    Installment Refund annuity with payments guaranteed for a fixed number (up to thirty) of years. This option is available
                for variable annuities only. Although the deduction for risk undertakings is taken from annuity unit values, Ohio National
                Life has no mortality risk during the annuity payout period under this option.
Option 2(a):    Joint & Survivor Life Annuity with installment payments during the lifetime of an annuitant and continuing during the lifetime of a designated contingent annuitant (under this option it is possible for the annuitant and contingent annuitant to receive only one payment; this could happen if both were to die before receiving the second payment).
Option 2(b):    Joint & Survivor Life Annuity with installment payments
                guaranteed for ten years and continuing thereafter during the remaining lifetime of the annuitant or a designated contingent annuitant.

Other settlement options are available as agreed to by Ohio National Life.

Unless the contract owner directs otherwise, as of the annuity payout date the contract values will be applied to provide annuity payments pro-rata from each subaccount in the same proportion as the contract values immediately prior to the annuity payout date.

If no election is in effect on the annuity payout date, the accumulation value of the contract will be applied under Option 1(c) (except that certain contracts might require a Joint and Survivor Annuity pursuant to the Pension Reform Act of 1974, as amended) with the beneficiary as payee for any remaining period-certain installments payable after the death of the annuitant. Options 2(a) and 2(b) are available only with the consent of Ohio National Life if the contingent annuitant is not related to the annuitant.


The Internal Revenue Service has not ruled on the tax treatment of a commutable variable annuity. If you select Option 1(e), it is possible that the IRS could determine that the entire value of the annuity is fully taxable at the time you elect Option 1(e) or that variable annuity payments under this option should not be taxed under the annuity rules (see Federal Tax Status, page 18), which could result in your payments being fully taxable to you. Should the IRS so rule. Ohio National Life may be required to tax report up to the full value of the annuity to you as taxable income.


DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

The first variable annuity payment is determined by applying the accumulation value for each subaccount in accordance with the settlement option tables contained in the contract. The rates contained in those tables depend upon the annuitant's (and any contingent annuitant's) age and sex and the option selected. Contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes use annuity tables which do not vary with annuitant's sex. The accumulation value to be applied is determined at the end of a valuation period (selected by Ohio National Life and uniformly applied) not more than 10 valuation periods before the annuity payout date.


If the amount to be applied under an option is less than $5,000, the option shall not be available and the accumulation value shall be paid in a single sum to the annuitant. If the first periodic payment under any option would be less than $25, Ohio National Life reserves the right to change the frequency of payments so that the first such payment is at least $25.

ANNUITY UNIT AND THE DETERMINATION OF SUBSEQUENT PAYMENTS

Subsequent variable annuity payments will vary to reflect the investment performance of each applicable subaccount. The amount of each subsequent payment is determined by annuity units. The number of annuity units for each subaccount is determined by dividing the dollar amount of the first annuity payment from each subaccount by the value of the subaccount annuity unit for the same valuation period used to determine the accumulation value of the contract applied to provide annuity payments. This number of annuity units remains fixed during the annuity payment period unless changed as provided below.


The annuity unit value for each subaccount was set at $10 for the valuation period as of which the first variable annuity payable from each subaccount of VAA was calculated. The annuity unit value for each subsequent valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor (see page 11) for such subsequent valuation period and by a factor (0.999919 for a one-day valuation period) to neutralize the assumed interest rate discussed below.


The dollar amount of each subsequent variable annuity payment is equal to the fixed number of annuity units for each subaccount multiplied by the value of the annuity unit for the valuation period.


The annuity rate tables contained in the contracts are based on the 1983(a) Mortality Table Projected to 1996 under Scale G with compound interest at the effective rate of 3% per year. A higher interest assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments if annuity unit values were increasing (or a more rapidly falling series of subsequent annuity payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, annuity payments would be level.


TRANSFERS AFTER ANNUITY PAYOUT DATE

After annuity payments have been made for at least 12 months, the annuitant can, once each calendar quarter, change the subaccount(s) on which variable annuity payments are based. On at least 30 days written notice to Ohio National Life at its home office, that portion of the periodic variable annuity payment directed by the annuitant will be changed to reflect the investment results of a different subaccount. The annuity payment immediately after such change will be the amount that would have been paid without such change. Subsequent payments will reflect the new mix of subaccount allocation.

OTHER CONTRACT PROVISIONS
ASSIGNMENT

Any amount payable in settlement of the contracts may not be commuted, anticipated, assigned or otherwise encumbered, or pledged as loan collateral to any person other than Ohio National Life. To the extent permitted by law, no such amounts shall be subject in any way to any legal process to subject them to payment of any claims against an annuitant before the annuity payout date. A tax-qualified contract may not, but a non-tax-qualified contract may, be collaterally assigned before the annuity payout date. Ownership of a tax-qualified contract may not be transferred except to (1) the annuitant, (2) a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code, or (3) the employer of the annuitant provided that the contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Code for the benefit of the annuitant, or (4) as otherwise permitted by laws and regulations governing plans for which the contract may be issued. Ownership of a non-tax-qualified contract may be transferred.

PERIODIC REPORTS


Ohio National Life will furnish each contract owner, once each calendar quarter prior to the annuity payout date, a statement showing the number of accumulation units credited to the contract by subaccount and the accumulation unit value of each such unit as of the end of the preceding quarter. In addition, as long as the contract remains in effect, Ohio National Life will forward any periodic reports of the Funds.


SUBSTITUTION FOR FUND SHARES


If investment in a Fund is no longer possible or in Ohio National Life's judgment becomes inappropriate to the purposes of the contract, Ohio National Life may substitute one or more other mutual funds. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. We may also add other investment portfolios of the Funds or of other mutual funds as eligible investments of VAA.


CONTRACT OWNER INQUIRIES

Any questions from contract owners should be directed to Ohio National Life, Variable Annuity Administration, P.O. Box 2669, Cincinnati, Ohio 45201; telephone 1-800-366-6654 (8:30 a.m. to 4:30 p.m. Eastern time).



PERFORMANCE DATA


Ohio National Life may advertise performance data for the various Funds showing the percentage change in the value of an accumulation unit based on the performance of the applicable portfolio over a period of time (usually a calendar year). Such percentage change is determined by dividing the increase (or decrease) in value for the unit by the accumulation unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges under the contract but will not reflect the deduction of any applicable contract administration charge or contingent deferred sales charge. The deduction of any applicable contract administration charge or contingent deferred sales charge would reduce any percentage increase or make greater any percentage decrease.


Any such advertising will also include average annual total return figures calculated as shown in the Statement of Additional Information. The average annual total return figures will reflect the deduction of applicable contract administration charges and contingent deferred sales charges as well as applicable asset-based charges.


Ohio National Life may also distribute sales literature comparing VAA's performance to the Consumer Price Index or to such established market indexes as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, IBC's Money Fund Reports, Lehman Brothers Bond Indices, the Morgan Stanley Europe Australia Far East Index, Morgan Stanley World Index, Russell 2000 Index, or other variable annuity separate accounts or mutual funds with investment objectives similar to those of the Funds.

                               FEDERAL TAX STATUS

The following discussion of federal income tax treatment of amounts received under a variable annuity contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. Tax laws can change, even with respect to contracts that have already been issued. Tax law revisions, with unfavorable consequences to contracts offered by this prospectus, could have retroactive effect on previously issued contracts or on subsequent voluntary transactions in previously issued contracts.

Ohio National Life is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"). Since the operations of VAA are a part of, and are taxed with, the operations of Ohio National Life, VAA is not separately taxed as a "regulated investment company" under Subchapter M of the Code.

As to tax-qualified contracts, no federal income tax is payable under present law on dividend income or capital gains distributions from Fund Shares held in VAA or upon capital gains realized by VAA on redemption of Fund Shares. When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an annuitant will have no "investment in the contract" and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the year of receipt.


The contracts described in this prospectus are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the accumulation value of the contract is not taxable to you as the owner or annuitant until you receive it, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution (provided that the owner of a non-tax qualified contract must be a natural person for this purpose). With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to purchase payments made after February 28, 1986 will be treated as ordinary income received or accrued by the contract owner during the current tax year.


When annuity payments commence under the contract each payment is taxable under
Section 72 of the Code as ordinary income in the year of receipt if the annuitant has neither paid any portion of the purchase payments for the contract nor has previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been paid from or included in your taxable income, this aggregate amount will be considered your "investment in the contract." You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your "investment in the contract" divided by the period of expected annuity payments, determined by your life expectancy and the form of annuity benefit. Once your "investment in the contract" is recovered, the entire portion of each annuity payment will be included in your taxable income.

If an election is made to receive the accumulated value in a single sum in lieu of annuity payments, any amount received or withdrawn in excess of the "investment in the contract" will normally be taxed as ordinary income in the year received. A partial withdrawal of contract values is taxable as income to the extent that the accumulated value of the contract immediately before the payment exceeds the "investment in the contract." Such a withdrawal is treated as a distribution of earnings first and only second as recovery of your "investment in the contract". Any part of the value of the contract that is assigned or pledged to secure a loan will be taxed as if it had been a partial withdrawal and may be subject to a penalty tax.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is (1) received on or after the taxpayer reaches age 59-1/2; (2) made to a beneficiary on or after the death of the annuitant; (3) attributable to the taxpayer's becoming disabled; (4) made as a series of substantially equal periodic payments for the life of the annuitant (or joint lives of the annuitant and beneficiary);
(5) from a contract that is a qualified funding asset for purposes of a structured settlement; (6) made under an annuity contract that is purchased with a single premium and with an annuity payout date not later than a year from the purchase of the annuity; (7) incident to divorce or (8) taken from an IRA for a qualified first-time home purchase (up to $10,000) or qualified higher education expenses. If an election is made not to have withholding apply to the early withdrawal or if an insufficient amount is withheld, the contract owner may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. Failure to provide your taxpayer identification number will automatically subject any payments under the contract to withholding.


TAX-DEFERRED ANNUITIES

Under the provisions of Section 403(b) of the Code, purchase payments made for annuity contracts purchased for employees by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that the aggregate purchase payments plus any other amounts contributed to the purchase of a contract and toward benefits under qualified retirement plans do not exceed the exclusion allowance determined for the employee as set forth in Sections 403(b) and 415 of the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts received by an employee under a contract, either in the form of annuity payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing "investment in the contract." Under certain circumstances, amounts received may be used to make a "tax-free rollover" into one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over from the tax-deferred annuity to the individual retirement arrangement.

With respect to earnings accrued and purchase payments made after December 31, 1988, pursuant to a salary reduction agreement under Section 403(b) of the Code, distributions may be paid only when the employee (a) attains age 59-1/2, (b) separates from the employer's service, (c) dies, (d) becomes disabled as defined in the Code, or (e) incurs a financial hardship as defined in the Code. In the case of hardship, cash distributions may not exceed the amount of such purchase payments. These restrictions do not affect rights to transfer investments among the subaccounts and do not limit the availability of transfers between tax-deferred annuities.

QUALIFIED PENSION OR PROFIT-SHARING PLANS

Under present law, purchase payments made by an employer or trustee, pursuant to a plan or trust qualified under Section 401(a) or 403(a) of the Code, are generally excludable from gross income of the employee. The portion, if any, of the purchase payments made by the employee, or which is considered taxable income to the employee in the year such payments are made, constitutes an "investment in the contract" under Section 72 of the Code for the employee's annuity benefits. Salary reduction payments to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from gross income of the employee.


The Code requires that plans must prohibit any distribution to a plan participant prior to age 59-1/2, except in the event of death, total disability or separation from service (special rules apply for plan terminations). Distributions must commence no later than April 1 of the calendar year following the year in which the participant reaches age 70-1/2. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code.



If an employee, or one or more of the beneficiaries, receives the total amounts payable with respect to an employee within one taxable year after age 59-1/2 on account of the employee's death or separation from service of the employer, any amount received in excess of the employee's "investment in the contract" may be taxed under special 5-year forward averaging rules. Five-year averaging will no longer be available after 1999 except for certain grandfathered individuals. The taxpayer can elect to have that portion of a lump-sum distribution attributable to years of participation prior to January 1, 1974 given capital gains treatment. The percentage of pre-74 distribution subject to capital gains treatment decreases as follows: 100%, 1987; 95%, 1988; 75%, 1989; 50%, 1990; and
25%, 1991. For tax years 1992 and thereafter no capital gains treatment is available (except that taxpayers who were age 50 before 1986 may still elect capital gains treatment). The employee receiving such a distribution may be able to make a "tax-free rollover" of the distribution less the employee's "investment in the contract" into another qualified plan in which the employee is a participant or into one of the types of individual retirement arrangements permitted under the Code. An employee's surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

INDIVIDUAL RETIREMENT ANNUITIES (IRA)


Section 408(b) of the Code provides that an individual may invest an amount up to $2,000 per year of earned income in an IRA and claim it as a personal tax deduction if such person is not an "active participant" in an employer maintained qualified retirement plan or such person has adjusted gross income which does not exceed the "applicable dollar limit." For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000-$40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000.
There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly. In the alternative, an individual otherwise qualified for an IRA may elect to contribute to an IRA for the individual and for the individual's non-working spouse, with the total deduction limited to $4,000.


Individuals are permitted to make non-deductible IRA contributions to the extent they are ineligible to make deductible IRA contributions. Any amount received from another qualified plan (including another individual retirement arrangement) which is eligible as a "tax-free rollover" may be invested in an IRA, and is not counted toward the overall contribution limit. Earnings on nondeductible IRA contributions are not subject to tax until they are withdrawn. The combined limit on designated nondeductible and deductible contributions for a tax year is the lesser of 100% of compensation or $2,000 ($4,000 in the case of an additional contribution to a spousal IRA).

Generally, distributions (all or part) made prior to age 59-1/2 (except in the case of death or disability) will result in a penalty tax of 10% plus ordinary income tax treatment of the amount received. Additionally, there is an excise tax of 6% of the amount contributed in excess of either the deductible limit or nondeductible limit, as indicated above, if such amount is not withdrawn prior to the filing of the income tax return for the year of contribution or applied as an allowable contribution for a subsequent year. The excise tax will continue to apply each year until the excess contribution is corrected. Distributions after age 59-1/2 are treated as ordinary income at the time received. Distributions must commence before April 1 following the year in which the individual reaches age 70-1/2. A 50% nondeductible excise tax is imposed on the excess in any tax year of the amount that should have been distributed over the amount actually distributed.


Section 408A of the Code provides for a special type of IRA called a Roth IRA. No tax deduction is allowed for contributions to a Roth IRA, but assets grow on a tax-deferred basis. Under certain circumstances, withdrawals from a Roth IRA can be excludable from income. Eligibility for a Roth IRA is based on adjusted gross income and filing status. Special rules apply which allow traditional IRAs to be rolled over or converted to a Roth IRA.



SIMPLIFIED EMPLOYEE PENSION PLANS (SEPPS)

Under Section 408 of the Code, employers may establish SEPPs for their employees. Under these plans the employer may contribute on behalf of an employee to an individual retirement account or annuity. The amount of the contribution is excludable from the employee's income.


Certain employees who participate in a SEPP will be entitled to elect to have the employer make contributions to a SEPP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to a SEPP, it is not treated as current taxable income to the employee. Elective deferrals under a SEPP are subject to an inflation-indexed limit which is $10,000 for 1998. Salary-reduction SEPPs are available only if at least 50% of the employees elect to have amounts contributed to the SEPP and if the employer has 25 or fewer employees at all times during the preceding year. New salary-reduction SEPPs may not be established after 1996.


An employee may also take a deduction for individual contributions to the IRA, subject to the limits applicable to IRAs in general. Withdrawals from the IRAs to which the employer contributes must be permitted. These withdrawals, however, are subject to the general rules with respect to withdrawals from IRAs.

WITHHOLDING ON DISTRIBUTION

Distributions from tax-deferred annuities or qualified pension or profit sharing plans that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over to an individual retirement arrangement or another qualified plan. Federal income tax withholding on annuity payments is required. However, recipients of annuity payments are allowed to elect not to have the tax withheld. Such an election may be revoked at any time with respect to annuity payments and thereafter withholding would commence. Failure to provide your taxpayer identification number will automatically subject any payments under the contract to withholding.

                                   APPENDIX A
                            IRA DISCLOSURE STATEMENT


This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your simplified employee pension IRA (SEPP-IRA) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse (see "IRA for Non-working Spouse", page 22). You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.


FREE LOOK PERIOD


The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days after it is delivered (see page 10). This is a more liberal provision than is required in connection with IRA's. To exercise this "free-look" provision write or call the address shown below:



The Ohio National Life Insurance Company
Variable Annuity Administration
P. O. Box 2669
Cincinnati, Ohio 45201
Telephone: 1-800-366-6654  - 8:30 a.m.  - 4:30 p.m.  (Eastern time zone)


ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS


Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have Adjusted Gross Income which does not exceed the "applicable dollar limit". IRA (or SEPP-IRA) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000-$40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly.



Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEPP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEPP-IRA are subject to an inflation-adjusted limit which is $10,000 for 1998. Salary-reduction SEPP-IRAs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA and if the employer has 25 or fewer employees at all times during the preceding year. New salary-reduction SEPPs may not be established after 1996.


The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.


Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 15% of your salary or $24,000. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an "excess contribution". You are permitted to withdraw an excess contribution from your IRA or SEPP-IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions, page 23, for penalties imposed on withdrawal when the contribution exceeds $2,000).

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you will also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $2,000 each may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs (ii) $4,000, or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to a penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEPP-IRA and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEPP-IRA) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEPP-IRA be forfeited. To insure that your contributions will be used for your retirement, the federal tax law does not permit you to use your IRA or SEPP-IRA as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEPP-IRA to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59-1/2 or totally disabled. (You may, however, assign your IRA or SEPP-IRA without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA (or SEPP-IRA). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59-1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.


The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59-1/2 or are disabled.

DISTRIBUTION AT RETIREMENT

Once you have attained age 59-1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them.


INADEQUATE DISTRIBUTIONS - 50% TAX


Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70-1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

DEATH BENEFITS


If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Code now permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $100,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the lesser of $2,000 and 100% of compensation for that year (the $2,000 limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurs before 1/1/99, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2;
(b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.


PROTOTYPE STATUS

The Internal Revenue Service has been requested to review the format of your SEPP, and to issue an opinion letter to Ohio National Life stating that your IRA qualifies as a prototype SEPP.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

                        OHIO NATIONAL VARIABLE ACCOUNT A
                                       OF
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY

                                One Financial Way
                             Cincinnati, Ohio 45242
                            Telephone (513) 794-6452


                       STATEMENT OF ADDITIONAL INFORMATION


                                 May 1, 1998



This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus for Ohio National Variable Account A ("VAA") flexible purchase payment individual variable annuity contracts dated May 1, 1998. To obtain a free copy of the VAA prospectus, write or call The Ohio National Life Insurance Company ("Ohio National Life") at the above address.


                                Table of Contents



        Custodian ........................................................... 2
        Independent Certified Public Accountants ............................ 2
        Underwriter ......................................................... 2
        Calculation of Money Market Subaccount Yield ........................ 3
        Total Return ........................................................ 3
        Transfer Limitations ................................................ 4
        The Year 2000 Issue ................................................. 5
         Appendix:
                 Loans Under Tax-sheltered Annuities ........................ 6
        Financial Statements ................................................ 7













                                 "ONcore Flex"
                                Variable Annuity

CUSTODIAN


Ohio National Life has executed an agreement with Star Bank, N.A. ("the Bank"), Cincinnati, Ohio, pursuant to which the shares of any mutual funds in which VAA's assets may be invested ("Funds") and other assets credited to VAA will be held in the custody of the Bank. The agreement provides that the Bank will purchase Fund shares at their net asset value determined as of the end of the valuation period of VAA during which the purchase payment is received by Ohio National Life for outstanding contracts or, in the case of new contracts, the value determined as of the end of the valuation period during which the contract is issued. The Bank effects redemptions of Fund shares held by VAA upon instructions from Ohio National Life at net asset value determined as of the end of the valuation period of VAA during which a redemption request is received or made by Ohio National Life. In addition, the Bank maintains appropriate records with respect to all transactions in Fund shares relative to VAA.


The agreement requires the Bank to have at all times an aggregate capital, surplus and undivided profit of not less than $2 million and prohibits resignation by the Bank until (a) a successor custodian bank having the qualifications enumerated above shall have agreed to serve as custodian, or (b) VAA has been completely liquidated and the proceeds of such liquidation properly distributed. Subject to these conditions the agreement of custodianship may be terminated by either party upon sixty days written notice. For its services as custodian, the Bank will be paid a fee to be agreed upon from time to time by the Bank and Ohio National Life.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The financial statements of VAA as of December 31, 1997 and for the periods indicated herein and of Ohio National Life's consolidated financial statements as of December 31, 1997 and 1996 and for the periods indicated herein have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


UNDERWRITER

The offering of the contracts is continuous. Prior to May 1, 1997, The O.N. Equity Sales Company ("ONESCO"), a wholly-owned subsidiary of Ohio National Life, was the principal underwriter of contracts issued by VAA. The aggregate amount of underwriting commissions paid to ONESCO with respect to contracts issued by VAA, and the amounts retained by ONESCO, for each of the last three years have been:



                                        Aggregate                        Retained
            Year                       Commissions                      Commissions
            ----                       -----------                      -----------
            1997                       $  903,146                         $ 89,572
            1996                       $2,461,096                         $239,957
            1995                        1,645,426                          151,215



Since May 1, 1997, Ohio National Equities, Inc., another wholly-owned subsidiary of Ohio National Life, has been the principal underwriter of VAA contracts. The aggregate amount of underwriting commissions paid to and retained by Ohio National Equities, Inc. with respect to contracts issued by VAA has been:

                                        Aggregate                        Retained
            Year                       Commissions                      Commissions
            ----                       -----------                      -----------
            1997                       $ 2,997,646                        $297,299

CALCULATION OF MONEY MARKET SUBACCOUNT YIELD

The current yield of the Money Market subaccount for the seven days ended on December 31, 1997, was 3.99%. This was calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the subaccount at the beginning of the seven-day period, dividing the net change in subaccount value by the value of the subaccount at the beginning of the base period to obtain the base period return, and multiplying the difference by 365/7. The resulting figure is carried to the nearest hundredth of one percent.


TOTAL RETURN

The average annual compounded rate of return for a contract with respect to a particular subaccount over a given period is found by equating the initial amount invested to the ending redeemable value using the following formula:

                                 P(1 + T)n = ERV

         where: P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and
                    ERV = the ending redeemable value of a hypothetical
                          $1,000 beginning-of-period payment at the end of the period (or fractional portion thereof).


Standardized total return data based upon the performance of the subaccounts will be up-dated within 30 days after each calendar quarter or more frequently.


In addition, non-standardized total return data, using the above formula but based upon the performance of the Funds prior to the date this series of contracts were initially offered (May 1, 1998), may be presented as if the same charges and deductions applicable to these contracts had been in effect from the inception of each corresponding Fund.


The average annual non-standardized total returns for current contracts in each of the subaccounts from the inception of the corresponding underlying Funds and for the one-, five- and ten-year periods ending on December 31, 1997, and assuming surrender of the contract on the latter date, are as follows:


                                        One            Five             Ten            From          Inception
                                        Year           Years           Years         Inception          Date
                                        ----           -----           -----         ---------       ---------
Ohio National Fund:
  Money Market                          3.92%           3.14%           4.09%           5.83%          3-20-80
  Bond                                  7.79%           6.01%           6.82%           7.21%         11-02-82
  Omni                                 16.66%          11.94%          11.04%          10.55%          9-10-84
  S&P 500 Index                          N/A             N/A             N/A           30.24%          1-03-97
  International                         0.70%            N/A             N/A           11.50%          4-30-93
  Capital Appreciation                 13.64%            N/A             N/A           14.17%          5-01-94
  Growth & Income                        N/A             N/A             N/A           35.04%          1-03-97
  Small Cap Growth                       N/A             N/A             N/A             N/A           5-01-98
  High Income Bond                       N/A             N/A             N/A             N/A           5-01-98
  Equity Income                          N/A             N/A             N/A             N/A           5-01-98
  Blue Chip                              N/A             N/A             N/A             N/A           5-01-98
Goldman Sachs Variable:
  G.S. Growth & Income                   N/A             N/A             N/A             N/A           1-02-98
  G.S. Core U.S. Equity                  N/A             N/A             N/A             N/A           1-02-98
  G.S. Capital Growth                    N/A             N/A             N/A             N/A           1-02-98
  G.S. Global Income                     N/A             N/A             N/A             N/A           1-02-98
Janus Aspen Series:
  Growth                               21.25%            N/A             N/A           16.21%          9-13-93
  International Growth                 17.01%            N/A             N/A           17.82%          5-02-94
  Worldwide Growth                     20.65%            N/A             N/A           21.46%          9-13-93
  Balanced                             20.60%            N/A             N/A           14.83%          9-13-93
J.P. Morgan Series Trust II:
  Small Company                        21.00%            N/A             N/A           24.12%          1-03-95
Morgan Stanley Universal:
  Fixed Income                           N/A             N/A             N/A            8.43%          1-02-97
  U.S. Real Estate                       N/A             N/A             N/A           16.49%          3-03-97
  Value                                  N/A             N/A             N/A           19.48%          1-02-97
  Emerging Markets Debt                  N/A             N/A             N/A           (0.74%)         6-16-97
Salomon Brothers Variable:
  Capital                                N/A             N/A             N/A             N/A           1-02-98
  Total Return                           N/A             N/A             N/A             N/A           1-02-98
  Investors                              N/A             N/A             N/A             N/A           1-02-98
Strong Variable Insurance:
  Growth II                            28.25%            N/A             N/A           28.25%         12-31-96
  Opportunity II                       23.95%          17.82%            N/A           18.57%          5-08-92
  Schafer Value II                       N/A             N/A             N/A           (2.31%)        10-10-97

TRANSFER LIMITATIONS


To the extent that transfers, surrenders, partial withdrawals and annuity payments from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding Fund may have to be sold. Excessive sales of a Fund's securities on short notice could be detrimental to that Fund and to contractowners with values allocated to the corresponding subaccount. To protect the interests of all contractowners, Ohio National Life reserves the right to limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if Ohio National Life or the Fund, in its or their discretion, believes that the Fund might otherwise be damaged.


If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers (that is, those pursuant to a pre-existing dollar cost averaging program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. Contractowners whose transfer requests are not made will be so notified. Current SEC rules preclude Ohio National Life from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.



The Year 2000 Issue

Ohio National Life has considered the impact on its business of "Year 2000" issues. It has developed a remedial plan for its computer systems and applications. Conversion activities are presently in process and Ohio National Life expects conversion testing and implementation to be completed by December 31, 1998. While Ohio National Life has been assured by suppliers of financial services (including underlying mutual funds, custodians, transfer agents and accounting agents) that their systems either are already compliant or will be so by December 31, 1998, Ohio National Life's internal auditors intend to independently test those systems (other than systems of unaffiliated mutual funds and their suppliers) to verify their compliance. The failure of Ohio National Life or one of its suppliers to achieve timely and complete compliance could materially impair Ohio National Life's ability to conduct its business, including its ability to accurately and timely value interests in the contracts.

                                    APPENDIX


LOANS UNDER TAX-SHELTERED ANNUITIES


Contracts issued as tax-sheltered annuities pursuant to plans qualifying under
Section 403(b) of the Code, and allowing for voluntary contributions only, are eligible for loans secured by a security interest in the contract. Any such loan must be for at least $1,000 and may only be made from guaranteed accumulation values (see Guaranteed Account in the prospectus). The loan amount is limited by the maximum loan formula described in the contract.


The annual effective rate of interest charged for loans will not exceed 7%. Loans must generally be repaid within 5 years (or 20 years if the loan is used for the purchase of the contract owner's principal residence).

The amount of the death benefit, the amount payable on a full surrender and the amount that will be applied to provide an annuity on the annuity payout date will be reduced by the amount of outstanding loan balance, including accrued interest, as of the date of any such transaction.

OHIO NATIONAL VARIABLE ACCOUNT A                               December 31, 1997
INDEPENDENT AUDITORS' REPORT

The Board of Directors
        The Ohio National Life Insurance Company

The Contract Owners
         Ohio National Variable Account A

We have audited the accompanying statements of assets and contract owners' equity of Ohio National Variable Account A (comprising, respectively, the Equity, Money Market, Bond, Omni, International, Capital Appreciation, Small Cap, Global Contrarian, Aggressive Growth, S&P 500 Index, Social Awareness, Core Growth, Growth & Income, Stellar, Strategic Income, Relative Value, Emerging Market, VIP Growth, VIP Equity Income and VIP High Income Bond Subaccounts) as of December 31, 1997, and the related statements of operations and changes in contract owners' equity and schedules of changes in unit values for each of the periods indicated herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with the underlying mutual funds of securities owned as of December 31, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Variable Account A at December 31, 1997, and the results of their operations, changes in contract owners' equity and changes in unit values for each of the periods indicated herein, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Cincinnati, Ohio
January 30, 1998

OHIO NATIONAL VARIABLE ACCOUNT A
STATEMENTS OF ASSETS AND CONTRACT OWNERS' EQUITY                                                                   DECEMBER 31, 1997
                                                 MONEY                                                      CAPITAL
                                  EQUITY         MARKET          BOND           OMNI      INTERNATIONAL   APPRECIATION
                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                ----------     ----------     ----------     ----------     ----------     ----------

Assets - Investments
 at market value
 (note 2) ..................   $112,226,765   $  7,042,375   $  5,916,477   $ 77,031,024   $ 57,020,604   $ 18,652,755
                               ============   ============   ============   ============   ============   ============

Contract owners' equity
 Contracts in
  accumulation
  period (note 3) ..........   $111,714,188   $  6,931,375   $  5,907,039   $ 76,911,629   $ 57,020,604   $ 18,607,690

 Annuity reserves for
  for contract in
  payment period ...........        512,577        111,000          9,438        119,395              0         45,065
                               ------------   ------------   ------------   ------------   ------------   ------------

Total contract
 owners' equity ............   $112,226,765   $  7,042,375   $  5,916,477   $ 77,031,024   $ 57,020,604   $ 18,652,755
                               ============   ============   ============   ============   ============   ============

                                               GLOBAL         AGGRESSIVE      S&P 500
                                SMALL CAP     CONTRARIAN        GROWTH         INDEX
                               SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                               ----------     ----------      ----------     ----------

Assets - Investments
 at market value
 (note 2) ..................   $ 20,327,193   $  5,251,675   $  4,815,309   $  6,123,852
                               ============   ============   ============   ============

Contract owners' equity
 Contracts in
  accumulation
  period (note 3) ..........   $ 20,327,193   $  5,251,675   $  4,815,309   $  6,123,852

 Annuity reserves for
  for contract in
  payment period ...........              0              0              0              0
                               ------------   ------------   ------------   ------------

Total contract
 owners' equity ............   $ 20,327,193   $  5,251,675   $  4,815,309   $  6,123,852
                               ============   ============   ============   ============


                                  SOCIAL          CORE         GROWTH &                     STRATEGIC      RELATIVE
                                AWARENESS        GROWTH         INCOME        STELLAR         INCOME         VALUE
                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                ----------     ----------     ----------     ----------     ----------     ----------

Assets - Investments
 at market value
 (note 2) ..................   $    810,077   $  3,494,278   $  6,436,809   $    611,536   $  1,075,071   $  3,166,554
                               ============   ============   ============   ============   ============   ============

Contract owners' equity
 Contracts in
  accumulation
  period (note 3) ..........   $    810,077   $  3,494,278   $  6,436,809   $    611,536   $  1,075,071   $  3,166,554

 Annuity reserves for
  for contract in
  payment period ...........              0              0              0              0              0              0
                               ------------   ------------   ------------   ------------   ------------   ------------

Total contract
 owners' equity ............   $    810,077   $  3,494,278   $  6,436,809   $    611,536   $  1,075,071   $  3,166,554
                               ============   ============   ============   ============   ============   ============


                                 EMERGING                     VIP EQUITY      VIP HIGH
                                  MARKET       VIP GROWTH      INCOME        INCOME BOND
                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                ----------     ----------     ----------      ----------

Assets - Investments
 at market value
 (note 2) ..................   $    832,608   $  1,014,882   $  1,672,331   $  1,388,325
                               ============   ============   ============   ============

Contract owners' equity
 Contracts in
  accumulation
  period (note 3) ..........   $    832,608   $  1,014,882   $  1,672,331   $  1,388,325

 Annuity reserves for
  for contract in
  payment period ...........              0              0              0              0
                               ------------   ------------   ------------   ------------

Total contract
 owners' equity ............   $    832,608   $  1,014,882   $  1,672,331   $  1,388,325
                               ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

OHIO NATIONAL VARIABLE ACCOUNT A
STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY                       FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                               ---------------------------   ---------------------------   ---------------------------
                                         EQUITY                      MONEY MARKET                      BOND
                                       SUBACCOUNT                     SUBACCOUNT                    SUBACCOUNT
                                   1997           1996           1997           1996           1997            1996
                               ------------   ------------   ------------   ------------   ------------   ------------

Investment activity:
 Reinvested dividends .......  $  1,848,791   $  1,197,910   $    330,310   $    264,732   $    430,461   $    318,092
 Risk and administrative
  expense (note 4) ..........    (1,119,990)      (847,614)       (61,793)       (51,812)       (54,587)       (53,743)
                               ------------   ------------   ------------   ------------   ------------   ------------

   Net investment activity ..       728,801        350,296        268,517        212,920        375,874        264,349
                               ------------   ------------   ------------   ------------   ------------   ------------

 Realized and Unrealized gain
  (loss) on investments:
  Reinvested capital gains ..     5,884,076      2,111,104              0              0              0              0
  Realized gain (loss) ......     1,814,454      1,192,086         (8,000)        (4,499)        18,355          9,435
  Unrealized gain (loss) ....     7,253,475      8,919,868              0              0          6,598       (134,060)
                               ------------   ------------   ------------   ------------   ------------   ------------
   Net gain (loss) on
     investments ............    14,952,005     12,223,058         (8,000)        (4,499)        24,953       (124,625)
                               ------------   ------------   ------------   ------------   ------------   ------------
    Net increase in contract
      owners' equity from
      operations ............    15,680,806     12,573,354        260,517        208,421        400,827        139,724
                               ------------   ------------   ------------   ------------   ------------   ------------

Equity transactions:
 Sales:
  Contract purchase payments     12,307,774     10,413,119      5,766,812      3,610,654      1,341,058        926,817
  Transfers from fixed and
   other subaccounts ........     4,663,120      2,817,812      4,122,546      1,135,004        617,341        101,994
                               ------------   ------------   ------------   ------------   ------------   ------------

                                 16,970,894     13,230,931      9,889,358      4,745,658      1,958,399      1,028,811
                               ------------   ------------   ------------   ------------   ------------   ------------
 Redemptions:
  Withdrawals and surrenders
   (note 4) .................     5,482,124      3,340,783        594,152        582,380        453,555        364,781
  Annuity and death benefit
   payments .................     1,282,347        721,495        406,483         64,028         29,614         10,774
  Transfers to fixed and
   other subaccounts ........     3,119,594      1,718,941      7,901,647      3,419,115      1,142,089        367,550
                               ------------   ------------   ------------   ------------   ------------   ------------

                                  9,884,065      5,781,219      8,902,282      4,065,523      1,625,258        743,105
                               ------------   ------------   ------------   ------------   ------------   ------------

   Net equity transactions ..     7,086,829      7,449,712        987,076        680,135        333,141        285,706
                               ------------   ------------   ------------   ------------   ------------   ------------
    Net change in contract
      owners' equity ........    22,767,634     20,023,066      1,247,593        888,556        733,968        425,430
Contract owners' equity:
 Beginning of period ........    89,459,131     69,436,065      5,794,782      4,906,226      5,182,509      4,757,079
                               ------------   ------------   ------------   ------------   ------------   ------------

 End of period ..............  $112,226,765   $ 89,459,131   $  7,042,375   $  5,794,782   $  5,916,477   $  5,182,509
                               ============   ============   ============   ============   ============   ============


                               ---------------------------   ---------------------------
                                           OMNI                     INTERNATIONAL
                                        SUBACCOUNT                   SUBACCOUNT
                                   1997           1996           1997           1996
                               ------------   ------------   ------------   ------------

Investment activity:
 Reinvested dividends .......  $  2,224,754   $  1,431,322   $  3,699,242   $  1,653,883
 Risk and administrative
  expense (note 4) ..........      (728,446)      (551,635)      (589,401)      (434,384)
                               ------------   ------------   ------------   ------------

   Net investment activity ..     1,496,308        879,687      3,109,841      1,219,499
                               ------------   ------------   ------------   ------------

 Realized and Unrealized gain
  (loss) on investments:
  Reinvested capital gains ..     3,648,542        792,153      5,249,079        618,591
  Realized gain (loss) ......       739,636        577,644        231,748        224,983
  Unrealized gain (loss) ....     4,439,035      4,606,392     (8,473,446)     2,790,398
                               ------------   ------------   ------------   ------------
   Net gain (loss) on
     investments ............     8,827,213      5,976,189     (2,992,619)     3,633,972
                               ------------   ------------   ------------   ------------
    Net increase in contract
      owners' equity from
      operations ............    10,323,521      6,855,876        117,222      4,853,471
                               ------------   ------------   ------------   ------------

Equity transactions:
 Sales:
  Contract purchase payments     11,490,950      9,082,596     12,103,624      9,913,128
  Transfers from fixed and
   other subaccounts ........     3,553,594      1,632,769      3,566,352      2,659,338
                               ------------   ------------   ------------   ------------

                                 15,044,544     10,715,365     15,669,976     12,572,466
                               ------------   ------------   ------------   ------------
 Redemptions:
  Withdrawals and surrenders
   (note 4) .................     3,743,945      2,246,180      2,644,036      1,338,114
  Annuity and death benefit
   payments .................       422,771        554,361        454,489        210,138
  Transfers to fixed and
   other subaccounts ........     2,308,199        992,890      3,449,717      1,226,211
                               ------------   ------------   ------------   ------------

                                  6,474,915      3,793,431      6,548,242      2,774,463
                               ------------   ------------   ------------   ------------

   Net equity transactions ..     8,569,629      6,921,934      9,121,734      9,798,003
                               ------------   ------------   ------------   ------------
    Net change in contract
      owners' equity ........    18,893,150     13,777,810      9,238,956     14,651,474
Contract owners' equity:
 Beginning of period ........    58,137,874     44,360,064     47,781,648     33,130,174
                               ------------   ------------   ------------   ------------

 End of period ..............  $ 77,031,024   $ 58,137,874   $ 57,020,604   $ 47,781,648
                               ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

OHIO NATIONAL VARIABLE ACCOUNT A
STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY                       FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                               -------------------------   -------------------------   -------------------------

                                  CAPITAL APPRECIATION             SMALL CAP                GLOBAL CONTRARIAN
                                       SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                   1997          1996         1997          1996          1997          1996
                               -----------   -----------   -----------   -----------   -----------   -----------
Investment activity:
 Reinvested dividends .......  $   504,043   $   240,787   $         0   $         0   $   149,703   $    40,003
 Risk and administrative
  expense (note 4) ..........     (142,633)      (72,491)     (166,773)      (87,665)      (35,945)      (14,459)
                               -----------   -----------   -----------   -----------   -----------   -----------

   Net investment activity ..      361,410       168,296      (166,773)      (87,665)      113,758        25,544
                               -----------   -----------   -----------   -----------   -----------   -----------

 Realized and Unrealized gain
   (loss) on investments:
  Reinvested capital gains ..      930,639       142,667       864,625       176,709       259,942         4,572
  Realized gain (loss) ......      167,921        19,693       231,007        70,688        21,203         2,571
  Unrealized gain (loss) ....      501,093       711,617       391,861     1,202,984       (87,286)       89,145
                               -----------   -----------   -----------   -----------   -----------   -----------
   Net gain (loss) on
     investments ............    1,599,653       873,977     1,487,493     1,450,381       193,859        96,288
                               -----------   -----------   -----------   -----------   -----------   -----------
    Net increase in contract
      owners' equity from
      operations ............    1,961,063     1,042,273     1,320,720     1,362,716       307,617       121,832
                               -----------   -----------   -----------   -----------   -----------   -----------

Equity transactions:
 Sales:
  Contract purchase payments     5,847,796     4,558,526     5,912,170     5,157,859     2,590,870     1,572,884
  Transfers from fixed and
   other subaccounts ........    2,334,977     1,340,463     2,722,141     2,096,958       450,183       199,996
                               -----------   -----------   -----------   -----------   -----------   -----------

                                 8,182,773     5,898,989     8,634,311     7,254,817     3,041,053     1,772,880
                               -----------   -----------   -----------   -----------   -----------   -----------
 Redemptions:
  Withdrawals and surrenders
   (note 4) .................      876,739       187,862       978,740       260,751        49,264        21,116
  Annuity and death benefit
   payments .................       94,324        47,472        83,891        66,443        22,982         8,926
  Transfers to fixed and
   other subaccounts ........    1,171,118       262,392     1,581,012       498,005       388,564        49,840
                               -----------   -----------   -----------   -----------   -----------   -----------

                                 2,142,181       497,726     2,643,643       825,199       460,810        79,882
                               -----------   -----------   -----------   -----------   -----------   -----------

   Net equity transactions ..    6,040,592     5,401,263     5,990,668     6,429,618     2,580,243     1,692,998
                               -----------   -----------   -----------   -----------   -----------   -----------
    Net change in contract
      owners' equity ........    8,001,655     6,443,536     7,311,388     7,792,334     2,887,860     1,814,830
Contract owners' equity:
 Beginning of period ........   10,651,100     4,207,564    13,015,805     5,223,471     2,363,815       548,985
                               -----------   -----------   -----------   -----------   -----------   -----------

 End of period ..............  $18,652,755   $10,651,100   $20,327,193   $13,015,805   $ 5,251,675   $ 2,363,815
                               ===========   ===========   ===========   ===========   ===========   ===========


                              -------------------------      -----------      -----------
                                                               S&P  500          SOCIAL
                                   AGGRESSIVE GROWTH            INDEX          AWARENESS
                                      SUBACCOUNT              SUBACCOUNT       SUBACCOUNT
                                  1997          1996           1997(A)          1997(A)
                              -----------   -----------      -----------      -----------
Investment activity:
 Reinvested dividends ....... $    37,645   $   244,914      $   160,849      $     2,789
 Risk and administrative
  expense (note 4) ..........     (36,453)      (15,097)         (25,136)          (2,511)
                              -----------   -----------      -----------      -----------

   Net investment activity ..       1,192       229,817          135,713              278
                              -----------   -----------      -----------      -----------

 Realized and Unrealized gain
   (loss) on investments:
  Reinvested capital gains ..      16,116             0          449,005           69,572
  Realized gain (loss) ......       1,626       (10,234)          28,306            3,622
  Unrealized gain (loss) ....     338,859      (166,627)        (171,692)         (58,441)
                              -----------   -----------      -----------      -----------
   Net gain (loss) on
     investments ............     356,601      (176,861)         305,619           14,753
                              -----------   -----------      -----------      -----------
    Net increase in contract
      owners' equity from
      operations ............     357,793        52,956          441,332           15,031
                              -----------   -----------      -----------      -----------

Equity transactions:
 Sales:
  Contract purchase payments    1,954,169     1,876,917        4,617,012          584,481
  Transfers from fixed and
   other subaccounts ........     374,153       228,778        1,487,498          264,875
                              -----------   -----------      -----------      -----------

                                2,328,322     2,105,695        6,104,510          849,356
                              -----------   -----------      -----------      -----------
 Redemptions:
  Withdrawals and surrenders
   (note 4) .................     113,256        42,393           38,238           10,008
  Annuity and death benefit
   payments .................      31,455         5,231            6,501              548
  Transfers to fixed and
   other subaccounts ........     346,549       115,826          377,251           43,754
                              -----------   -----------      -----------      -----------

                                  491,260       163,450          421,990           54,310
                              -----------   -----------      -----------      -----------

   Net equity transactions ..   1,837,062     1,942,245        5,682,520          795,046
                              -----------   -----------      -----------      -----------
    Net change in contract
      owners' equity ........   2,194,855     1,995,201        6,123,852          810,077
Contract owners' equity:
 Beginning of period ........   2,620,454       625,253                0                0
                              -----------   -----------      -----------      -----------

 End of period .............. $ 4,815,309   $ 2,620,454      $ 6,123,852      $   810,077
                              ===========   ===========      ===========      ===========



(a) Period from January 3, 1997 date of commencement of operations.

The accompanying notes are an integral part of these financial statements.

OHIO NATIONAL VARIABLE ACCOUNT A
STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY                       FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                 -----------    -----------    -----------    -----------    -----------    -----------
                                     CORE        GROWTH &                      STRATEGIC       RELATIVE      EMERGING
                                   GROWTH         INCOME         STELLAR        INCOME          VALUE         MARKET
                                  SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                   1997(A)       1997(A)         1997(A)        1997(A)        1997(A)        1997(A)
                                 -----------    -----------    -----------    -----------    -----------    -----------
Investment activity:
 Reinvested dividends ........   $       897    $    24,579    $    10,225    $    27,368    $    19,612    $     1,352
 Risk and administrative
  expense (note 4) ...........       (21,525)       (21,755)        (3,693)        (3,454)       (15,700)        (3,272)
                                 -----------    -----------    -----------    -----------    -----------    -----------

   Net investment activity ...       (20,628)         2,824          6,532         23,914          3,912         (1,920)
                                 -----------    -----------    -----------    -----------    -----------    -----------

 Realized and Unrealized gain
   (loss) on investments:
  Reinvested capital gains ...             0        314,126              0            835              0              0
  Realized gain (loss) .......        (9,324)        37,785          2,211            704         11,830         (2,389)
  Unrealized gain (loss) .....       (15,044)       164,431         14,738         (1,145)       215,699        (71,244)
                                 -----------    -----------    -----------    -----------    -----------    -----------
   Net gain (loss) on
     investments .............       (24,368)       516,342         16,949            394        227,529        (73,633)
                                 -----------    -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in
      contract owners' equity
      from operations ........       (44,996)       519,166         23,481         24,308        231,441        (75,553)
                                 -----------    -----------    -----------    -----------    -----------    -----------

Equity transactions:
 Sales:
  Contract purchase payments .     2,572,093      4,480,178        591,022      1,060,804      2,902,485        889,268
  Transfers from fixed and
   other subaccounts .........     1,416,952      1,825,897          5,839          1,498         90,096         25,538
                                 -----------    -----------    -----------    -----------    -----------    -----------

                                   3,989,045      6,306,075        596,861      1,062,302      2,992,581        914,806
                                 -----------    -----------    -----------    -----------    -----------    -----------
 Redemptions:
  Withdrawals and surrenders
   (note 4) ..................        24,689         59,931          1,169              0         10,942          4,397
  Annuity and death benefit
   payments ..................         6,903         18,886          1,933          1,028          5,296            999
  Transfers to fixed and
   other subaccounts .........       418,179        309,615          5,704         10,511         41,230          1,249
                                 -----------    -----------    -----------    -----------    -----------    -----------

                                     449,771        388,432          8,806         11,539         57,468          6,645
                                 -----------    -----------    -----------    -----------    -----------    -----------

   Net equity transactions ...     3,539,274      5,917,643        588,055      1,050,763      2,935,113        908,161
    Net change in contract
      owners' equity .........     3,494,278      6,436,809        611,536      1,075,071      3,166,554        832,608
Contract owners' equity:
 Beginning of period .........             0              0              0              0              0              0
                                 -----------    -----------    -----------    -----------    -----------    -----------

 End of period ...............   $ 3,494,278    $ 6,436,809    $   611,536    $ 1,075,071    $ 3,166,554    $   832,608
                                 ===========    ===========    ===========    ===========    ===========    ===========


                                 -----------    -----------    -----------
                                     VIP            VIP          VIP HIGH
                                    GROWTH     EQUITY INCOME   INCOME BOND
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                    1997(B)        1997(B)         1997(B)
                                 -----------    -----------    -----------
Investment activity:
 Reinvested dividends ........   $         0    $         0    $         0
 Risk and administrative
  expense (note 4) ...........        (3,791)        (7,136)        (4,117)
                                 -----------    -----------    -----------

   Net investment activity ...        (3,791)        (7,136)        (4,117)
                                 -----------    -----------    -----------

 Realized and Unrealized gain
   (loss) on investments:
  Reinvested capital gains ...             0              0              0
  Realized gain (loss) .......         2,373          3,136         12,995
  Unrealized gain (loss) .....        37,791         96,293         29,576
                                 -----------    -----------    -----------
   Net gain (loss) on
     investments .............        40,164         99,429         42,571
                                 -----------    -----------    -----------
    Net increase (decrease) in
      contract owners' equity
      from operations ........        36,373         92,293         38,454
                                 -----------    -----------    -----------

Equity transactions:
 Sales:
  Contract purchase payments .       972,759      1,576,447      1,437,894
  Transfers from fixed and
   other subaccounts .........        11,770         18,945        137,249
                                 -----------    -----------    -----------

                                     984,529      1,595,392      1,575,143
                                 -----------    -----------    -----------
 Redemptions:
  Withdrawals and surrenders
   (note 4) ..................         6,020          3,913              0
  Annuity and death benefit
   payments ..................             0          5,412          5,499
  Transfers to fixed and
   other subaccounts .........             0          6,029        219,773
                                 -----------    -----------    -----------

                                       6,020         15,354        225,272
                                 -----------    -----------    -----------

   Net equity transactions ...       978,509      1,580,038      1,349,871
    Net change in contract
      owners' equity .........     1,014,882      1,672,331      1,388,325
Contract owners' equity:
 Beginning of period .........             0              0              0
                                 -----------    -----------    -----------

 End of period ...............   $ 1,014,882    $ 1,672,331    $ 1,388,325
                                 ===========    ===========    ===========



(a) Period from January 3, 1997 date of commencement of operations.
(b) Period from April 1, 1997 date of commencement of operations.


   The accompanying notes are an integral part of these financial statements.

OHIO NATIONAL VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Ohio National Variable Account A (the Account) is a separate account of The Ohio National Life Insurance Company (ONLIC) and all obligations arising under variable annuity contracts are general corporate obligations of ONLIC. The account has been registered as a unit investment trust under the Investment Company Act of 1940.

     Assets of the Account are invested in shares of Ohio National, Fund, Inc. except for the Emerging Market subaccount which is invested in shares of the Emerging Markets Fund of the Montgomery Variable Series and the VIP Growth, VIP Equity Income and VIP High Income Bond subaccounts which are invested in shares of the Variable Insurance Products Fund (collectively the Funds). The Funds are diversified open-end management investment companies. The Funds' investments are subject to varying degrees of market, interest and financial risks; the issuers' abilities to meet certain obligations may be affected by economic developments in their respective industries.

     Annuity reserves are computed for currently payable contracts according to the Progressive Annuity Mortality Table. The assumed interest rate is 3.5 or 4.0 percent depending on the contract selected by the annuitant. Charges to annuity reserves for adverse mortality and express risk experience are reimbursed to the Account by ONLIC. Such amounts are included in risk and administrative expenses.

     Investments are valued at the net asset value of fund shares held at December 31, 1997. Share transactions are recorded on the trade date. Income and capital gain distributions are recorded on the ex-dividend date. Net realized capital gains of loss is determined on the basis of average cost.

     ONLIC performs investment advisory services on behalf of the Ohio National Fund, Inc. in which the Account invests. For these services, the Company receives fees from the mutual funds. These fees are paid to an affiliate of the Company.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  INVESTMENTS

     At December 31, 1997 the aggregate cost and number of shares of the underlying funds owned by the respective subaccounts were:

                                        MONEY                                                    CAPITAL
                         EQUITY         MARKET         BOND          OMNI       INTERNATIONAL  APPRECIATION    SMALL CAP
                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                       ----------     ----------    ----------    ----------     ----------     ----------    -----------
Aggregate Cost         $ 76,961,136   $ 7,042,375   $ 5,783,591   $ 59,035,568   $ 59,693,510  $ 17,149,022   $ 18,081,165
Number of Shares          3,166,491       704,237       554,081      3,656,825      4,256,857     1,378,215      1,085,912

                         GLOBAL       AGGRESSIVE     S&P 500        SOCIAL          CORE         GROWTH &
                       CONTRARIAN       GROWTH        INDEX        AWARENESS       GROWTH         INCOME        STELLAR
                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                       ----------     ----------    ----------    ----------     ----------     ----------    ----------
Aggregate Cost          $ 5,236,203   $ 4,619,691   $ 6,295,544      $ 868,518    $ 3,509.322   $ 6,272,378      $ 596,798
Number of Shares            447,751       434,320       522,290         71,066        360,830       500,841         57,421

                        STRATEGIC      RELATIVE      EMERGING                    VIP EQUITY      VIP HIGH
                         INCOME         VALUE         MARKET      VIP GROWTH       INCOME      INCOME BOND
                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                       ----------     ----------    ----------    ----------     ----------     ----------
Aggregate Cost          $ 1,076,216   $ 2,950,855     $ 903,852      $ 977,091    $ 1,576,038   $ 1,358,749
Number of Shares            105,793       249,787        78,771         27,355         68,877       102,233



OHIO NATIONAL VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3)  CONTRACTS IN ACCUMULATION PERIOD

     At December 31, 1997 the accumulation units and value per unit of the respective subaccounts and products were:



                                             ACCUMULATION UNITS     VALUE PER UNIT
                                             ------------------     --------------
     EQUITY SUBACCOUNT
       Combination ................               29,340.7990         132.974317
       Back Load ..................               20,567.4400          74.726955
       Top I ......................              172,235.3620          59.806603
       Top Tradition ..............            1,554,929.7927          51.466766
       Top Plus ...................              709,737.7253          17.616774
       Investar Vision ............               27,719.3260          11.599062
       Top Spectrum ...............               54,720.5400          11.599062
       Top Explorer ...............              210,013.7824          11.847503


     MONEY MARKET SUBACCOUNT
       VIA .........................              17,074.2760          27.253241
       Top I .......................              17,640.0930          20.650358
       Top Tradition ...............             122,724.7618          18.327573
       Top Plus ....................             179,630.2523          11.797028
       Investar Vision .............                   0.0000          10.388381
       Top Spectrum ................              65,171.8660          10.388381
       Top Explorer ................             102,555.0478          10.300720

     BOND SUBACCOUNT
       Top I .......................              19,545.7950          30.012823
       Top Tradition ...............             128,523.1058          27.144385
       Top Plus ....................              95,905.4140          12.390067
       Investar Vision .............               2,734.3336          10.791393
       Top Spectrum ................               9,448.3989          10.791393
       Top Explorer ................              47,241.4749          10.837736

     OMNI SUBACCOUNT
       Top I .......................              127,405.9690         39.270518
       Top Tradition ...............            1,431,183.6716         39.180721
       Top Plus ....................              699,222.9353         16.311837
       Investar Vision .............               13,761.6354         11.608584
       Top Spectrum ................               88,824.9801         11.608584
       Top Explorer ................              276,039.6004         11.726674

     INTERNATIONAL SUBACCOUNT
       Top I .......................              100,571.7240         16.815772
       Top Tradition ...............            2,305,256.4898         16.815772
       Top Plus ....................              876,939.7087         14.804324
       Investar Vision .............               20,008.8796         10.114943
       Top Spectrum ................               66,104.0624         10.114943
       Top Explorer ................              274,724.1679          9.868874

     CAPITAL APPRECIATION SUBACCOUNT
       Top I .......................              21,166.4180          14.832378
       Top Tradition ...............             550,059.3177          14.832378
       Top Plus ....................             454,490.2577          16.536198
       Investar Vision .............              29,294.4904          11.366198
       Top Spectrum ................              64,661.0893          11.366198
       Top Explorer ................             136,071.8172          11.402771


OHIO NATIONAL VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                             ACCUMULATION UNITS     VALUE PER UNIT
                                             ------------------     --------------
     SMALL CAP SUBACCOUNT
       Top I .......................              21,376.8860          15.240569
       Top Tradition ...............             649,957.3886          15.240569
       Top Plus ....................             377,836.8228          19.926004
       Investar Vision .............              37,682.9864          10.854875
       Top Spectrum ................              17,215.2701          10.854875
       Top Explorer ................             154,908.5726          12.723535

     GLOBAL CONTRARIAN SUBACCOUNT
       Top Tradition ...............             115,589.5543          12.399654
       Top Plus ....................             180,384.5556          13.297985
       Investar Vision .............               4,298.7827          11.036950
       Top Spectrum ................              12,124.2886          11.036950
       Top Explorer ................             115,148.9727          10.754700

     AGGRESSIVE  GROWTH SUBACCOUNT
       Top Tradition ...............             178,650.8560          11.646359
       Top Plus ....................             139,155.3699          14.043267
       Investar Vision .............              20,454.6420          11.150420
       Top Spectrum ................               6,541.1536          11.150420
       Top Explorer ................              38,689.3261          12.392742

     S&P 500 INDEX SUBACCOUNT
       Top Tradition ...............             152,864.3552          13.031676
       Top Plus ....................             156,778.0853          13.057227
       Top Explorer ................             164,051.9727          12.707473

     SOCIAL AWARENESS SUBACCOUNT
       Top Tradition ..............              22,599.5131           12.426744
       Top Plus ...................              18,947.3388           12.451138
       Top Explorer ...............              22,155.2898           13.239397

     CORE GROWTH SUBACCOUNT
       Top Tradition ...............             146,611.3784           9.586403
       Top Plus ....................             133,805.7916           9.605255
       Top Explorer ................              70,774.4593          11.353867

     GROWTH & INCOME SUBACCOUNT
       Top Tradition ...............             146,772.2220          13.509406
       Top Plus ....................             150,510.0980          13.535914
       Top Explorer ................             176,611.3225          13.683786

     STELLAR SUBACCOUNT
       Investar Vision ..............             55,683.2203          10.818421
       Top Spectrum .................                844.0593          10.818421

     STRATEGIC INCOME SUBACCOUNT
       Investar Vision ..............             71,835.3721          10.724151
       Top Spectrum .................             28,412.3142          10.724151

     RELATIVE VALUE SUBACCOUNT
       Investar Vision .............             241,046.8096          12.651115
       Top Spectrum ................                9251.6152          12.651115



OHIO NATIONAL VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     EMERGING MARKET SUBACCOUNT
       Investar Vision ...............            20.680.6050           9.788417
       Top Spectrum ..................            11.879.0995           9.788417
       Top Explorer ..................            56.016.0669           9.174160

     VIP GROWTH SUBACCOUNT
       Top Explorer ...............               81,289.9874          12.484707

     VIP EQUITY INCOME SUBACCOUNT
       Top Explorer ..............              133,738.9603           12.504442

     VIP HIGH INCOME BOND SUBACCOUNT
       Top Explorer                             118,712.7354           11.694830



(4)  RISK AND ADMINISTRATIVE EXPENSE

     ONLIC charges the Account's assets at the end of each day, equal to 0.25% on an annual basis, of the contract value for administrative expenses, based on premiums established at the time the contracts are issued.

     Although variable annuity payments differ according to the investment performance of the Accounts, they are not affected by mortality or expense experience because ONLIC assumes the expense risk and the mortality risk under the contracts. ONLIC charges the Accounts' assets for assuming those risks, based on the contract value at a rate presently ranging from 0.65% to 1.15% for mortality and expense risk on an annual basis.

     The expense risk assumed by ONLIC is the risk that the deductions for sales and administrative expenses provided for in the variable annuity contracts may prove insufficient to cover the cost of those terms.

     The mortality risk results from a provision in the contract in which ONLIC agrees to make annuity payments regardless of how long a particular annuitant or other payee lives and how long all annuitants or other payees as a class live if payment options involving life contingencies are chosen. Those annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued.

(5)  CONTRACT CHARGES

     No deduction for a sales charge is made from purchase payments. A contingent deferred sales charge ranging from 0% to 7% may be assessed by ONLIC when a contract is surrendered or a partial withdrawal of accumulation value is made before the annuity payout date.

     A transfer fee is charged for each transfer from one subaccount to another. The fee is charged against the contract owner's equity in the subaccount from which the transfer is effected.

     State premium taxes presently range from 0% to 2 1/2% for these contracts. In those jurisdictions permitting, such taxes will be deducted when annuity payments begin. Elsewhere, they will be deducted from purchase payments.

     Each year on the contract anniversary (or at the time of surrender of the contract), ONLIC will deduct a contract administration charge of $30 from the accumulation value to reimburse it for the expense relating to the maintenance of the contract. Total contract administration charges for the Account amounted to approximately $260,000 during 1997.

(6)  FEDERAL INCOME TAXES

     Operations of the Account form a part of, and are taxed with, operations of ONLIC which is taxed as a life insurance company under the Internal Revenue Code. Taxes are the responsibility of the contract owner upon termination or withdrawal. No Federal income taxes are payable under the present law on dividend income or capital gains distribution from the Fund shares held in the Account or on capital gains realized by the Account on redemption of the Fund shares.

OHIO NATIONAL VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7)  NOTE TO SCHEDULE 1

     Schedule 1 presents the components of the change in the unit values, which are based on average unit values and are the basis for determining contract owners' equity. This schedule is presented for each series, as applicable, in the following format:
     -- Beginning unit value
     -- Reinvested capital gains and dividends
     -- (This amount reflects the increase in the unit value due to capital gain and dividend distributions from the underlying mutual fund.)
     -- Unrealized gain (loss)
        (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the fund.)
     -- Expenses
        (This amount reflects the decrease in the unit value due to Risk and Administrative Expenses discussed in note 4 to the financial statements.)
     -- Ending unit value
     -- Percentage increase (decrease) in unit value


OHIO NATIONAL VARIABLE ACCOUNT A                           FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------------
SCHEDULES OF CHANGES IN UNIT VALUES                                                           SCHEDULE 1
                                       EQUITY SUBACCOUNT A
                                       -------------------
                                                                                    TOP
1997                                     COMBINATION   BACK LOAD      TOP I      TRADITION     TOP PLUS
Beginning unit value...................  113.656777    63.934367    51.168913    44.033562    15.042658
Reinvested capital gains and dividends.    9.446038     5.309887     4.252151     3.664185     1.259076
Realized and unrealized gain...........   11.125256     6.260085     5.120140     4.304533     1.465593
Expenses...............................   -1.253754    -0.777384    -0.734601    -0.535514    -0.150553
Ending unit value......................  132.974317    74.726955    59.806603    51.466766    17.616774
Percentage increase  in unit value*....        17.0%        16.9%        16.9%        16.9%        17.1%



                                         **INVESTAR     **TOP        ***TOP
1997                                       VISION      SPECTRUM     EXPLORER
Beginning unit value...................   10.000000    10.000000    10.000000
Reinvested capital gains and dividends.    0.858985     0.872833     0.896204
Realized and unrealized gain...........    0.901212     0.889554     1.105903
Expenses...............................   -0.161135    -0.163325    -0.154604
Ending unit value......................   11.599062    11.599062    11.847503
Percentage increase in unit value*.....        16.0%        16.0%        18.5%

                                                                                    TOP
1997                                     COMBINATION   BACK LOAD      TOP1       TRADITION     TOP PLUS
Beginning unit value...................   96.995665    54.616584    43.711561    37.616119    12.824740
Reinvested capital gains and dividends.    4.383678     2.460847     1.973416     1.701030     0.584226
Realized and unrealized gain...........   13.328814     7.507965     6.099801     5.165390     1.759811
Expenses...............................   -1.051380    -0.651029    -0.615865    -0.448977    -0.126119
Ending unit value......................  113.656777    63.934367    51.168913    44.033562    15.042658
Percentage increase in unit value*.....        17.2%        17.1%        17.1%        17.1%        17.3%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                        MONEY MARKET SUBACCOUNT A
                                        -------------------------
                                                                     TOP
1997                                         VIA         TOP 1     TRADITION     TOP PLUS
Beginning unit value...................   26.200345    19.852565    17.584720    11.296489
Reinvested dividends...................    1.399995     1.101371     0.939926     0.604451
Expenses...............................   -0.347099    -0.303578    -0.197073    -0.103912
Ending unit value......................   27.253241    20.650358    18.327573    11.797028
Percentage increase in unit value*.....         4.0%         4.0%         4.2%         4.4%

                                         **INVESTAR     **TOP        ***TOP
1997                                       VISION      SPECTRUM     EXPLORER
Beginning unit value...................   10.000000    10.000000    10.000000
Reinvested dividends...................    0.532783     0.532783     0.433587
Expenses...............................   -0.144402    -0.144402    -0.132867
Ending unit value......................   10.388381    10.388381    10.300720
Percentage increase in unit value*.....         3.9%         3.9%         3.0%


                                                                      TOP
1996                                         VIA         TOP I     TRADITION      TOP PLUS
Beginning unit value...................   25.237165    19.122749    16.904534    10.837896
Reinvested dividends...................    1.297256     1.021880     0.870006     0.558334
Expenses...............................   -0.334076    -0.292064    -0.189820    -0.099741
Ending unit value......................   26.200345    19.852565    17.584720    11.296489
Percentage increase in unit value*.....         3.8%         3.8%         4.0%         4.2%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.


OHIO NATIONAL VARIABLE ACCOUNT A                           FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------------
SCHEDULES OF CHANGES IN UNIT VALUES                                               SCHEDULE 1 (CONTINUED)

                                       BOND SUBACCOUNT A
                                       -----------------
                                                          TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TOP I       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   27.765946    25.112262    11.439849    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    2.351782     2.132586     0.975053     0.897364     0.880119   0.881982
Realized and unrealized gain...........    0.382601     0.185054     0.081962     0.043160     0.060925   0.095277
Expenses...............................   -0.372099    -0.285517    -0.106797    -0.149131    -0.149651  -0.139523
Ending unit value......................   30.128230    27.144385    12.390067    10.791393    10.791393  10.837736
Percentage increase in unit value*.....         8.5%         8.1%         8.3%         7.9%         7.9%       8.4%

                                                          TOP
1996                                       TOP I       TRADITION    TOP PLUS
Beginning unit value...................   27.068171    24.481177    11.130129
Reinvested capital gains and dividends.    1.705519     1.543729     0.703105
Realized and unrealized loss...........   -0.657822    -0.644767    -0.293575
Expenses...............................   -0.349922    -0.267877    -0.099810
Ending unit value......................   27.765946    25.112262    11.439849
Percentage increase in unit value*.....         2.6%         2.6%         2.8%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                        OMNI SUBACCOUNT A
                                        -----------------
                                                          TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TOP I       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   33.604216    33.527373    13.930650    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    3.166256     3.163164     1.322260     1.063927     0.984247   1.003848
Realized and unrealized gain...........    2.979048     2.894970     1.197361     0.705664     0.785882   0.874403
Expenses...............................   -0.479002    -0.404786    -0.138434    -0.161007    -0.161545  -0.151577
Ending unit value......................   39.270518    39.180721    16.311837    11.608584    11.608584  11.726674
Percentage increase in unit value*.....        16.9%        16.9%        17.1%        16.1%        16.1%      17.3%

                                                          TOP
1996                                       TOP I       TRADITION    TOP PLUS
Beginning unit value...................   29.404272    29.337035    12.165280
Reinvested capital gains and dividends.    1.366386     1.365250     0.570619
Realized and unrealized gain...........    3.240941     3.169328     1.312455
Expenses...............................   -0.407383    -0.344240    -0.117704
Ending unit value......................   33.604216    33.527373    13.930650
Percentage increase in unit value*.....        14.3%        14.3%        14.5%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                        INTERNATIONAL SUBACCOUNT A
                                       --------------------------
                                                          TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TOP I       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   16.648702    16.648702    14.628252    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    2.797462     2.794401     2.459598     1.664018     1.660618   1.636955
Realized and unrealized loss...........   -2.402931    -2.435038    -2.145051    -1.401420    -1.398734  -1.634932
Expenses...............................   -0.227461    -0.192293    -0.138475    -0.147655    -0.146941  -0.133149
Ending unit value......................   16.815772    16.815772    14.804324    10.114943    10.114943   9.868874
Percentage increase (decrease)
 in unit value*.......................          1.0%         1.0%         1.2%         1.1%         1.1%      -1.3%


                                                          TOP
1996                                       TOP I       TRADITION    TOP PLUS
Beginning unit value...................   14.702847    14.702847    12.892796
Reinvested capital gains and dividends.    0.885797     0.887963     0.782224
Realized and unrealized gain...........    1.266926     1.233157     1.079559
Expenses...............................   -0.206868    -0.175265    -0.126327
Ending unit value......................   16.648702    16.648702    14.628252
Percentage increase in unit value*.....        13.2%        13.2%        13.5%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.                                      (continued)


OHIO NATIONAL VARIABLE ACCOUNT A                           FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------------
SCHEDULES OF CHANGES IN UNIT VALUES                                               SCHEDULE 1 (CONTINUED)

                                       CAPITAL APPRECIATION SUBACCOUNT A
                                       ---------------------------------
                                                          TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TOP I       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   13.018249    13.018249    14.484990    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    1.443749     1.347617     1.501298     1.072753     1.081459   1.082231
Realized and unrealized gain...........    0.563201     0.619089     0.688970     0.448452     0.440983   0.465434
Expenses...............................   -0.192821    -0.152577    -0.139060    -0.155007    -0.156244  -0.144894
Ending unit value......................   14.832378    14.832378    16.536198    11.366198    11.366198  11.402771
Percentage increase in unit value*.....        13.9%        13.9%        14.2%        13.7%        13.7%      14.0%

                                                          TOP
1996                                       TOP I       TRADITION    TOP PLUS
Beginning unit value...................   11.370573    11.370573    12.626458
Reinvested capital gains and dividends.    0.638865     0.639735     0.708459
Realized and unrealized gain...........    1.167969     1.142613     1.272079
Expenses...............................   -0.159158    -0.134672    -0.122006
Ending unit value......................   13.018249    13.018249    14.484990
Percentage increase in unit value*.....        14.5%        14.5%        14.7%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                       SMALL CAP SUBACCOUNT A
                                       ----------------------
                                                          TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TOP I       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   14.205207    14.205207    18.535631    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    0.800865     0.753638     0.970631     0.567866     0.576603   0.673406
Realized and unrealized gain...........    0.432624     0.439272     0.585765     0.437338     0.431177   2.216379
Expenses...............................   -0.198127    -0.157548    -0.166023    -0.150329    -0.152905  -0.166250
Ending unit value......................   15.240569    15.240569    19.926004    10.854875    10.854875  12.723535
Percentage increase in unit value*.....         7.3%         7.3%         7.5%         8.5%         8.5%      27.2%

                                                          TOP
1996                                       TOP I       TRADITION    TOP PLUS
Beginning unit value...................   12.201273    12.201273    15.889068
Reinvested capital gains and dividends.    0.267105     0.266757     0.345849
Realized and unrealized gain...........    1.911186     1.884710     2.457224
Expenses...............................   -0.174357    -0.147533    -0.156510
Ending unit value......................   14.205207    14.205207    18.535631
Percentage increase in unit value*.....        16.4%        16.4%        16.7%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                        GLOBAL CONTRARIAN SUBACCOUNT A
                                        ------------------------------
                                             TOP                   **INVESTAR      **TOP      ***TOP
1997                                       TRADITION    TOP PLUS       VISION      SPECTRUM   EXPLORER
Beginning unit value...................   11.226306    12.015818    10.000000    10.000000    10.000000
Reinvested capital gains and dividends.    1.374813     1.469687     1.254894     1.254369     1.220091
Realized and unrealized loss...........   -0.068179    -0.070956    -0.063374    -0.062907    -0.325676
Expenses...............................   -0.133286    -0.116564    -0.154570    -0.154512    -0.139715
Ending unit value......................   12.399654    13.297985    11.036950    11.036950    10.754700
Percentage increase in unit value*.....        10.5%        10.7%        10.4%        10.4%         7.5%

                                            TOP
1996                                     TRADITION      TOP PLUS
Beginning unit value...................   10.125502    10.816003
Reinvested capital gains and dividends.    0.323131     0.343793
Realized and unrealized gain...........    0.898359     0.961076
Expenses...............................   -0.120686    -0.105054
Ending unit value......................   11.226306    12.015818
Percentage increase in unit value*.....        10.9%        11.1%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.                                      (continued)



OHIO NATIONAL VARIABLE ACCOUNT A                           FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------------
SCHEDULES OF CHANGES IN UNIT VALUES                                               SCHEDULE 1 (CONTINUED)

                                       AGGRESSIVE GROWTH SUBACCOUNT A
                                       ------------------------------
                                            TOP                    **INVESTAR     **TOP      ***TOP
1997                                     TRADITION      TOP PLUS      VISION     SPECTRUM     EXPLORER
Reinvested capital gains and dividends.    0.165753     0.193965     0.165218     0.167328     0.185112
Realized and unrealized gain...........    1.141214     1.376012     1.142693     1.143464     2.371976
Expenses...............................   -0.124409    -0.119100    -0.157491    -0.160372    -0.164346
Ending unit value......................   11.646359    14.043267    11.150420    11.150420    12.392742
Percentage increase in unit value*.....        11.3%        11.5%        11.5%        11.5%        23.9%

                                            TOP
1996                                     TRADITION      TOP PLUS
Beginning unit value...................   10.499375    12.610012
Reinvested capital gains and dividends.    1.572778     1.894804
Realized and unrealized loss...........   -1.495659    -1.801326
Expenses...............................   -0.112693    -0.111100
Ending unit value......................   10.463801    12.592390
Percentage decrease in unit value*.....        -0.3%        -0.1%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                                 S&P 500 INDEX A                          SOCIAL AWARENESS
                                       ------------------------------------    ----------------------------------
                                           **TOP        **TOP       ***TOP       **TOP           **TOP   ***TOP
1997                                     TRADITION       PLUS      EXPLORER    TRADITION          PLUS   EXPLORER
Beginning unit value...................   10.000000    10.000000    10.000000    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    2.635147     2.638296     2.621413     3.003894     3.094940   3.344922
Realized and unrealized gain (loss)....    0.532788     0.530542     0.246285    -0.443846    -0.531413   0.069886
Expenses...............................   -0.136259    -0.111611    -0.160225    -0.133304    -0.112389  -0.175411
Ending unit value......................   13.031676    13.057227    12.707473    12.426744    12.451138  13.239397
Percentage increase in unit value*.....        30.3%        30.6%        27.1%        24.3%        24.5%      32.4%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.


                                                   CORE GROWTH A                          GROWTH & INCOME A
                                         ----------------------------------    ------------------------------------
                                           **TOP        **TOP       ***TOP       **TOP           **TOP   ***TOP
1997                                     TRADITION       PLUS      EXPLORER    TRADITION          PLUS   EXPLORER
Beginning unit value...................   10.000000    10.000000    10.000000    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    0.003786     0.003815     0.004547     1.688434     1.708924   1.793149
Realized and unrealized  gain (loss)...   -0.309274    -0.309585     1.503139     1.958928     1.941217   2.063774
Expenses...............................   -0.108109    -0.088975    -0.153819    -0.137956    -0.114227  -0.173137
Ending unit value......................    9.586403     9.605255    11.353867    13.509406    13.535914  13.683786
Percentage increase (decrease) in
 unit value*...........................        -4.1%        -3.9%        13.5%        35.1%        35.4%      36.8%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

                                                 STELLAR A           STRATEGIC INCOME A        RELATIVE VALUE A
                                        ------------------------   -----------------------   ---------------------
                                        **INVESTAR       **TOP     **INVESTAR      **TOP     **INVESTAR    **TOP
1997                                      VISION        SPECTRUM     VISION       SPECTRUM     VISION     SPECTRUM
Beginning unit value...................   10.000000    10.000000    10.000000    10.000000    10.000000  10.000000
Reinvested capital gains and dividends.    0.379294     0.378377     0.993510     1.006221     0.188515   0.189945
Realized and unrealized gain (loss)....    0.587971     0.589191    -0.122364    -0.133181     2.631371   2.631298
Expenses...............................   -0.148844    -0.149147    -0.146995    -0.148889    -0.168771  -0.170128
Ending unit value......................   10.818421    10.818421    10.724151    10.724151    12.651115  12.651115
Percentage increase in unit value*.....         8.2%         8.2%         7.2%         7.2%        26.5%      26.5%

 * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
** Period from January 3, 1997, date of commencement of operations.

                                (continued)


OHIO NATIONAL VARIABLE ACCOUNT A                           FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------------
SCHEDULES OF CHANGES IN UNIT VALUES                                               SCHEDULE 1 (CONTINUED)

                                            VIP                     VIP EQUITY                 VIP HIGH
                                          GROWTH A                   INCOME A               INCOME BOND A
                                         ----------                 ---------               -------------
                                          ***TOP                      ***TOP                    ***TOP
1997                                     EXPLORER                    EXPLORER                  EXPLORER

Beginning unit value...................   10.000000                 10.000000                 10.000000
Reinvested capital gains and dividends.    0.000000                  0.000000                  0.000000
Realized and unrealized gain...........    2.644242                  2.661373                  1.846520
Expenses...............................   -0.159535                 -0.156931                 -0.151690
Ending unit value......................   12.484707                 12.504442                 11.694830
Percentage increase in unit value*.....        24.8%                     25.0%                     16.9%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
*** Period from April 1, 1997, date of commencement of operations.


                                                 EMERGING MARKET A
                                         ------------------------------------
                                         **INVESTAR      **TOP        ***TOP
1997                                       VISION       SPECTRUM     EXPLORER
Beginning unit value...................   10.000000    10.000000    10.000000
Reinvested capital gains and dividends.    0.041443     0.041634     0.038257
Realized and unrealized loss...........   -0.107505    -0.106937    -0.739399
Expenses...............................   -0.145521    -0.146280    -0.124698
Ending unit value......................    9.788417     9.788417     9.174160
Percentage decrease in unit value*.....        -2.1%        -2.1%        -8.3%

  * An annualized rate of return cannot be determined as expenses do not include the contract charges discussed in note (5).
 ** Period from January 3, 1997, date of commencement of operations.
*** Period from April 1, 1997, date of commencement of operations.

The accompanying notes are a integral part of these financial statements.

[KPMG PEAT MARWICK LLP LOGO]

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Dayton, OH

                          Independent Auditors' Report



The Board of Directors
The Ohio National Life Insurance Company:

We have audited the accompanying consolidated balance sheets of The Ohio National Life Insurance Company and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ohio National Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements of the Company taken as a whole. The consolidating information included in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


                                                        KPMG Peat Marwick LLP


Cincinnati, Ohio
February 12, 1998

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1997 and 1996

                                 (000's omitted)


                                    Assets                                              1997              1996
                                    ------                                              ----              ----
Investments (notes 4, 8 and 9):
     Securities available-for-sale, at fair value:
        Fixed maturities                                                               $2,687,847        2,572,550
        Equity securities                                                                  81,983           63,763
     Fixed maturities held-to-maturity, at amortized cost                                 724,892          692,572
     Mortgage loans on real estate, net                                                 1,230,256        1,087,287
     Real estate, net                                                                      21,820           40,759
     Policy loans                                                                         153,348          151,229
     Other long-term investments                                                           42,539           42,851
     Short-term investments                                                                37,509           36,016
                                                                                       ----------       ---------
                  Total investments                                                     4,980,194        4,687,027
Cash                                                                                       14,012           33,712
Accrued investment income                                                                  64,079           62,339
Deferred policy acquisition costs                                                         250,942          246,643
Reinsurance recoverable                                                                    61,862           52,260
Other assets                                                                               42,683           37,737
Assets held in Separate Accounts                                                          916,790          661,871
                                                                                       ----------        ---------
                  Total assets                                                         $6,330,562        5,781,589
                                                                                       ==========        =========

                            Liabilities and Equity
Future policy benefits and claims (note 5)                                             $4,445,474        4,288,107
Policyholders' dividend accumulations                                                      62,423           63,574
Other policyholder funds                                                                   17,069           16,161
Note payable (net of unamortized discount of $766 in 1997
     and $809 in 1996) (note 6)                                                            84,234           84,191
Accrued Federal income tax (note 7):
     Current                                                                               12,658           14,807
     Deferred                                                                              65,380           37,252
Other liabilities                                                                         117,537          113,854
Liabilities related to Separate Accounts                                                  887,542          648,634
                                                                                       ----------       ---------
                  Total liabilities                                                     5,692,317        5,266,580
                                                                                       ----------       ---------
Equity (notes 3 and 12):
     Unrealized gains on securities available-for-sale, net                               102,956           46,807
     Retained earnings                                                                    535,289          468,202
                                                                                       ----------       ---------
                  Total equity                                                            638,245          515,009
                                                                                       ----------       ---------
Commitments and contingencies (notes 9 and 14)
                  Total liabilities and equity                                         $6,330,562        5,781,589
                                                                                       ==========        =========

See accompanying notes to consolidated financial statements.

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1997, 1996 and 1995

                                 (000's omitted)


                                                                       1997             1996              1995
                                                                       ----             ----              ----
Revenues (note 15):
     Traditional life insurance premiums                             $116,402          113,176           104,514
     Accident and health insurance premiums                            23,921           23,478            22,455
     Annuity premiums and charges                                      37,630           28,757            31,203
     Universal life and investment product policy
        charges                                                        50,991           42,304            37,064
     Net investment income (note 4)                                   390,547          370,702           355,027
     Net realized gain (loss) on investments (note 4)                  12,500            8,761            (2,751)
     Other income                                                       2,265            1,861             1,372
                                                                     --------          -------           -------
                                                                      634,256          589,039           548,884
                                                                     --------          -------           -------

Benefits and expenses:
     Benefits and claims                                              398,598          379,116           373,108
     Provision for policyholders' dividends on
        participating policies (note 12)                               25,399           26,996            23,047
     Amortization of deferred policy acquisition costs                 23,108           19,341            21,471
     Other operating costs and expenses                                80,792           71,111            67,438
                                                                     --------          -------           -------
                                                                      527,897          496,564           485,064
                                                                     --------          -------           -------

               Income before Federal income tax                       106,359           92,475            63,820
                                                                     --------          -------           -------

Federal income tax (note 7):
     Current expense                                                   41,373           37,443            31,233
     Deferred benefit                                                  (2,101)          (4,571)           (6,330)
                                                                     --------          -------           -------
                                                                       39,272           32,872            24,903
                                                                     --------          -------           -------
               Net income                                            $ 67,087           59,603            38,917
                                                                     ========          =======           =======


See accompanying notes to consolidated financial statements.

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Statements of Equity

                  Years ended December 31, 1997, 1996 and 1995

                                 (000's omitted)



                                                                      Unrealized
                                                                     gains (losses)
                                                                     on securities
                                                                      available-          Retained          Total
                                                                     for-sale, net        earnings          equity
                                                                     -------------        --------          ------
1995:
     Balance, beginning of year                                         $(29,300)          369,682          340,382
     Net income                                                             -               38,917           38,917
     Unrealized gain on securities available-for-sale,
        net of adjustment to deferred policy acquisition
        costs and deferred Federal income taxes                          115,144             -              115,144
                                                                        --------           -------          -------
     Balance, end of year                                               $ 85,844           408,599          494,443
                                                                        ========           =======          =======

1996:
     Balance, beginning of year                                         $ 85,844           408,599          494,443
     Net income                                                                             59,603           59,603
     Unrealized loss on securities available-for-sale,
         net of adjustment to deferred policy
         acquisition costs and deferred Federal
         income tax                                                      (39,037)              -            (39,037)
                                                                        --------           -------          -------
     Balance, end of year                                               $ 46,807           468,202          515,009
                                                                        ========           =======          =======

1997:
     Balance, beginning of year                                         $ 46,807           468,202          515,009
     Net income                                                             -               67,087           67,087
     Unrealized gain on securities available-for- sale,
         net of adjustment to deferred policy
         acquisition costs and deferred Federal
         income tax                                                       56,149              -              56,149
                                                                        --------           -------          -------
     Balance, end of year                                               $102,956           535,289          638,245
                                                                        ========           =======          =======


See accompanying notes to consolidated financial statements.

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1997, 1996 and 1995

                                 (000's omitted)


                                                                                1997           1996            1995
                                                                                ----           ----            ----
Cash flows from operating activities:
     Net Income                                                                $ 67,087         59,603          38,917
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Capitalization of deferred policy acquisition costs                  (48,507)       (43,711)        (41,403)
           Amortization of deferred policy acquisition costs                     23,108         19,341          21,471
           Amortization and depreciation                                          4,342          1,095           1,342
           Realized gains on invested assets, net                               (10,527)        (7,772)         (3,077)
           Deferred Federal income tax (benefit)                                 (2,101)        (4,571)         (6,330)
           (Increase) decrease in accrued investment income                      (1,740)           789          (4,977)
           (Increase) decrease in other assets                                  (14,548)         3,169         (19,051)
           Net increase in separate accounts                                    (16,011)          (958)         (3,993)
           Increase in policyholder account balances                             40,843         20,249          52,265
           (Decrease) increase in policyholders' dividend
               accumulations and other funds                                       (243)            28            (215)
           Increase (decrease) in current Federal income tax payable             (2,149)        (6,842)         10,088
           Increase in other liabilities                                          3,603         11,134           9,126
           Other, net                                                               (27)           896           4,369
                                                                             ----------       --------        --------
               Net cash provided by operating activities                         43,130         52,450          58,532
                                                                             ----------       --------        --------
Cash flows from investing activities:
     Proceeds from maturity of securities available-for-sale                    298,686        145,554          83,956
     Proceeds from sale of debt securities available-for-sale                    51,770         74,977          46,372
     Proceeds from sale of equity securities                                      4,996         15,001           7,245
     Proceeds from maturity of fixed maturities held-to-maturity                 75,530         57,129         102,565
     Proceeds from repayment of mortgage loans on real estate                   180,745        140,831          93,714
     Proceeds from sale of real estate                                           19,078          4,181          15,791
     Proceeds from repayment of policy loans and sale of
        other invested assets                                                    17,882         11,812          14,003
     Cost of debt securities available-for-sale acquired                       (367,027)      (331,991)       (281,828)
     Cost of equity securities acquired                                          (7,205)        (4,000)        (12,258)
     Cost of fixed maturities held-to-maturity acquired                        (110,982)       (76,022)       (226,541)
     Cost of mortgage loans on real estate acquired                            (321,914)      (332,088)       (233,003)
     Cost of real estate acquired                                                (1,310)          (836)         (1,283)
     Policy loans issued and other invested assets acquired                     (18,190)       (18,006)        (23,046)
                                                                             ----------       --------        --------
               Net cash used in investing activities                           (177,941)      (313,458)       (414,313)
                                                                             ----------       --------        --------
Cash flows from financing activities:
     Increase in universal life and investment product account balances       1,000,919        973,793         957,776
     Decrease in universal life and investment product account balances        (884,395)      (745,546)       (583,852)
     Proceeds from note issue                                                      -            49,340            -
     Repayment of note                                                             -           (16,477)           -
     Other, net                                                                      80             68              69
                                                                             ----------       --------        --------
               Net cash provided by financing activities                        116,604        261,178         373,993
                                                                             ----------       --------        --------
Net increase (decrease) in cash and cash equivalents                            (18,207)           170          18,212
Cash and cash equivalents, beginning of year                                     69,728         69,558          51,346
                                                                             ==========       ========        ========
Cash and cash equivalents, end of year                                       $   51,521         69,728          69,558
                                                                             ==========       ========        ========
See accompanying notes to consolidated financial statements.

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995

                                 (000's omitted)



 (1)   Organization, Consolidation Policy and Business Description

       The Ohio National Life Insurance Company (ONLIC) is a mutual life insurance company. Ohio National Life Assurance Corporation (ONLAC) is a wholly-owned stock life insurance subsidiary included in the consolidated financial statements. The Company's other wholly-owned subsidiaries are not life insurance enterprises and are included in the consolidated financial statements on an equity basis. These non-insurance subsidiaries are not material to the Company's consolidated results of operations or financial position. ONLIC and its subsidiaries are collectively referred to as the "Company".

       On February 12, 1998, ONLIC's Board of Directors approved a plan of reorganization for the Company under the provision of sections 3913.25 to 3913.38 of the Ohio Revised Code relating to mutual insurance holding companies. The plan of reorganization must be approved by the Company's policyholders and by the Ohio Department of Insurance before it is effective.

       ONLIC and ONLAC are life and health insurers licensed in 47 states, the District of Columbia and Puerto Rico. The Company offers a full range of life, health and annuity products through exclusive agents and other distribution channels and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed and undergoes periodic examinations by those departments.

       The following is a description of the most significant risks facing life and health insurers and how the Company mitigates those risks:

              Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              Credit Risk is that risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(1)    Organization, Consolidation Policy and Business Description, Continued

              Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)    Summary of Significant Accounting Policies

       The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities (see Note 3).

       (a)    Valuation of Investments and Related Gains and Losses

              Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of equity that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no trading securities.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired as of the balance sheet date are placed on non-accrual status and written down to the fair value of the existing property to derive a new cost basis. Cash receipts on non-accrual status mortgage loans on real estate are included in interest income in the period received.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)    Summary of Significant Accounting Policies, Continued

       (a)    Valuation of Investments and Related Gains and Losses, Continued

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances.

              Realized gains and losses on the sale of investments are
                   determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

       (b)    Revenues and Benefits

              Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life, limited-payment life, term life and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due and collected. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

              Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual and group deferred annuities, annuities without life contingencies and guaranteed investment contracts. Revenues for universal life and investment products consist of net investment income and cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policy account balances.

              Accident and health insurance premiums are recognized as revenue in accordance with the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred.

       (c)    Deferred Policy Acquisition Costs

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For traditional non-participating life insurance products, these deferred acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)    Summary of Significant Accounting Policies, Continued

       (c)    Deferred Policy Acquisition Costs, Continued

                   for future policy benefits. For participating life insurance products, deferred policy acquisition costs are being amortized in proportion to gross margins of the related policies. Gross margins are determined for each issue year and are equal to premiums plus investment income less death claims, surrender benefits, administrative costs, expected policyholder dividends, and the increase in reserve for future policy benefits. For universal life and investment products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of the estimated future gross profits from projected interest margins, cost of insurance, policy administration and surrender charges. Deferred policy acquisition costs for participating life and universal life business are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale (see Note 2(a)).

       (d)    Separate Accounts

              Separate Account assets and liabilities represent contractholders'
                   funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed. Amounts provided by the Company to establish Separate Account investment portfolios, seed money, are not included in Separate Account liabilities.

       (e)    Future Policy Benefits

              Future policy benefits for traditional life have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities (see Note 5).

              Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' aggregate account values.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)    Summary of Significant Accounting Policies, Continued

       (f)    Participating Business

              Participating business represents approximately 42% of the
                   Company's ordinary life insurance in force in 1997. In 1996 and 1995, participating business represented approximately 43% and 45%, respectively, of the Company's ordinary life insurance in force. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for in future policy benefits based on dividend scales in effect as of December 31, 1997.

       (g)    Reinsurance Ceded

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

       (h)    Federal Income Tax

              The Company files a consolidated Federal income tax return. The
                   Company uses the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

       (i)    Cash Equivalents

              For purposes of the consolidated statements of cash flows, the
                   Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

       (j)    Use of Estimates

              In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)    Summary of Significant Accounting Policies, Continued

       (j)    Use of Estimates, Continued

              The estimates susceptible to significant change are those used in determining deferred policy acquisition costs, the liability for future policy benefits and claims and contingencies, and those used in determining valuation allowances for mortgage loans on real estate and real estate. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

       (k)    Reclassifications

              Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with 1997 presentation.

(3)    Basis of Presentation

       The consolidated financial statements have been prepared in accordance with GAAP. Annual Statements on ONLIC and ONLAC, filed with the Department of Insurance of the State of Ohio, are prepared on the basis of accounting practices prescribed or permitted by such regulatory authorities. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

       The following reconciles the statutory net income of ONLIC as reported to regulatory authorities to the net income as shown in the accompanying consolidated financial statements:

                                                                       1997         1996          1995
                                                                       ----         ----          ----
         Statutory net income                                        $ 53,696       44,503        24,468
         Adjustments to restate to the basis of GAAP:
             Increase in deferred policy acquisition costs, net        25,399       24,018        19,485
             Future policy benefits                                   (14,868)     (14,050)      (10,723)
             Deferred Federal income tax                                2,101        4,571         6,330
             Valuation allowances and other than temporary
                 declines accounted for directly in surplus             1,974          990        (5,829)
             Interest maintenance reserve                                 791          383          (208)
             Other, net                                                (2,006)        (812)        5,394
                                                                     --------       ------        ------
                    Net income per accompanying consolidated
                       statements of income                          $ 67,087       59,603        38,917
                                                                     ========       ======        ======



                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(3)    Basis of Presentation, Continued

       The following reconciles the statutory capital and surplus of ONLIC as reported to regulatory authorities to the equity as shown in the accompanying consolidated financial statements:

                                                                                    1997          1996
                                                                                    ----          ----
         Statutory capital and surplus                                           $ 362,565       313,746
         Add (deduct) cumulative effect of adjustments:
            Deferred policy acquisition costs                                      250,942       246,643
            Asset valuation reserve                                                 94,391        77,604
            Interest maintenance reserve                                            23,163        22,372
            Future policy benefits                                                 (86,186)      (71,318)
            Deferred Federal income tax                                            (65,380)      (37,252)
            Difference between amortized cost and fair value of fixed
              maturity securities available-for-sale, gross                        162,586        70,985
            Surplus note                                                           (84,234)      (84,191)
            Other, net                                                             (19,602)      (23,580)
                                                                                 ---------      --------
                    Equity per accompanying consolidated balance sheets          $ 638,245       515,009
                                                                                 =========      ========


 (4)   Investments

       An analysis of investment income and realized gains/(losses) by investment type follows for the years ended December 31:

                                                                                                    Realized gains (losses)
                                                      Investment income                        on disposition of investments
                                             -------------------------------------        -------------------------------------
                                               1997          1996            1995           1997          1996            1997
                                               ----          ----            ----           ----          ----            ----
Securities available-for-sale:
     Fixed maturities                        $207,377       203,271        105,928        $ 2,056        3,168          (1,062)
     Equity securities                          2,793         4,021          3,710             38        4,077             459
Fixed maturities held-to-mature                62,348        61,509        149,465          2,539        1,304           2,319
Mortgage loans on real estate                 103,566        89,391         76,608          1,863        1,262             548
Real estate                                     6,123         8,693          7,771          4,418         (605)            813
Policy Loans                                    9,834         9,420          9,096             --           --              --
Short-term                                      5,010         3,419          3,779             --           --              --
Other                                           6,612         5,042          6,808           (387)      (1,434)             --
                                             --------       -------        -------        -------        -----          ------
          Total                               403,663       384,766        363,165         10,527        7,772           3,077

(Deduct) Add:
     Investment expenses                      (13,116)      (14,064)        (8,138)
     Valuation allowances:
          Mortgage loans on real estate                                                       (63)         926          (6,462)
          Real estate and other                                                             2,036           63             634
                                                                                          -------        -----          ------
                                                                                            1,973          989          (5,828)
                                             --------       -------        -------
               Net investment income         $390,547       370,702        355,027
                                             ========       =======        =======
               Net realized gains (losses)
                    on disposition of
                    investments                                                           -------        -----          ------
                                                                                          $12,500        8,761          (2,751)
                                                                                          =======        =====          ======


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(4)    Investments, Continued

       The amortized cost and estimated fair value of securities available-for-sale and fixed maturities held-to-maturity were as follows:

                                                                                  December 31, 1997
                                                              -----------------------------------------------------------
                                                                                 Gross         Gross
                                                               Amortized      unrealized     unrealized     Estimated
                                                                  cost           gains         losses       fair value
                                                              -------------  --------------  -----------  ---------------
         Securities available-for-sale
           Fixed maturities:
              U.S. Treasury securities and obligations of
                  U.S. government operations and agencies      $   125,785          7,976          (184)         133,577
              Obligations of states and political                   53,646          4,449           (90)          58,005
                  subdivisions
              Debt securities issued by foreign                       -               -             -              -
                  governments
              Corporate securities                               1,657,487        128,028        (1,565)       1,783,950
              Mortgage-backed securities                           688,343         25,142        (1,170)         712,315
                                                               -----------        -------       -------        ---------
                    Total fixed maturities                     $ 2,525,261        165,595        (3,009)       2,687,847
                                                               ===========        =======       =======        =========
              Equity securities                                $    41,423         41,369          (809)          81,983
                                                               ===========        =======       =======        =========

         Fixed maturity securities held-to-maturity
           Obligations of states and political                 $    15,018          1,551          (403)          16,166
                  subdivisions
           Corporate securities                                    695,480         69,463        (3,248)         761,695
           Mortgage-backed securities                               14,394            775           (47)          15,122
                                                               -----------        -------       -------         --------
                                                               $   724,892         71,789        (3,698)         792,983
                                                               ===========        =======       =======         ========


                                                                                  December 31, 1996
                                                               ---------------------------------------------------------
                                                                                 Gross         Gross
                                                               Amortized      unrealized     unrealized     Estimated
                                                                  cost           gains         losses       fair value
                                                               ------------  -------------- ------------- --------------
         Securities available-for-sale
           Fixed maturities:
              U.S. Treasury securities and obligations of
                  U.S. government operations and agencies      $   176,364          3,703        (4,321)         175,746
              Obligations of states and political                   29,119          1,538          (229)          30,428
                  subdivisions
              Debt securities issued by foreign                      8,078          1,920          -               9,998
                  governments
              Corporate securities                               1,675,596         75,859       (14,097)       1,737,358
              Mortgage-backed securities                           612,408         12,528        (5,916)         619,020
                                                               -----------         ------       -------        ---------
                  Total fixed maturities                       $ 2,501,565         95,548       (24,563)       2,572,550
                                                               ===========         ======       =======        =========
              Equity securities                                $    39,175         24,588          -              63,763
                                                               ===========         ======       =======        =========

         Fixed maturity securities held-to-maturity
           Obligations of states and political                 $     8,659            218          -               8,877
                  divisions
           Corporate securities                                    677,161         58,366        (4,785)         730,742
           Mortgage-backed securities                                6,752            177          (102)           6,827
                                                               -----------         ------       -------        ---------
                                                               $   692,572         58,761        (4,887)         746,446
                                                               ===========         ======       =======        =========


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(4)    Investments, Continued

       The components of unrealized gains on securities available-for-sale, net, were as follows for the years ended December 31:

                                                                    1997              1996
                                                                    ----              ----
      Gross unrealized gain                                       $ 203,146          95,573
      Adjustment to deferred policy acquisition costs               (41,350)        (20,250)
      Deferred federal income tax                                   (58,840)        (28,516)
                                                                  =========         =======
                                                                  $ 102,956          46,807
                                                                  =========         =======

       The net unrealized gain on securities available for sale includes a net unrealized gain on equity securities of $24,715 in 1997
              ($14,256 in 1996) and a net unrealized gain on fixed maturities (net SFAS 115 and related transactions) of $78,241 in 1997 ($32,551 in 1996).

       An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:

                                                      1997           1996            1995
                                                      ----           ----            ----
      Securities available-for-sale:
          Fixed maturities                          $ 91,601        (95,101)        209,108
          Equity securities                           15,972          4,769          13,046
      Fixed maturities held-to-maturity               14,217        (39,811)        148,026

       The amortized cost and estimated fair value of fixed maturity securities available-for-sale and fixed maturity securities held-to-maturity as of December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Fixed Maturity Securities
                                                  ----------------------------------------------------------------
                                                        Available-for-Sale                 Held-to-Maturity
                                                  -------------------------------    -----------------------------
                                                   Amortized         Estimated         Amortized        Estimated
                                                      cost           fair value          cost           fair value
                                                  -------------     -------------    ------------     ------------
      Due in one year or less                     $     61,648           67,102          24,188           26,457
      Due after one year through five years            382,609          407,099         188,535          206,249
      Due after five years through ten years           912,222          970,410         334,080          365,474
      Due after ten years                            1,168,782        1,243,236         178,089          194,803
                                                  ============        =========         =======          =======
                                                  $  2,525,261        2,687,847         724,892          792,983
                                                  ============        =========         =======          =======


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(4)    Investments, Continued

       Proceeds from the sale of securities available-for-sale (excludes calls) during 1997, 1996 and 1995 were $51,770, $74,977, and $46,372, respectively. Gross gains of $203 ($1,667 in 1996 and $510 in 1995) and gross losses of $283 ($534 in 1996 and $2,293 in 1995)
              were realized on those sales.

       Investments with an amortized cost of $7,700 and $6,857 as of December 31, 1997 and 1996, respectively, were on deposit with various regulatory agencies as required by law.

       Real estate is presented at cost less accumulated depreciation of $11,172 in 1997 ($20,405 in 1996) and valuation allowances of $0 in 1997 and $2,100 in 1996.

       The Company generally initiates foreclosure proceedings on all mortgage loans on real estate delinquent sixty days. There were no foreclosures of mortgage loans on real estate in 1997 and one mortgage loan on real estate of $570 in process of foreclosure as of December 31, 1997. In 1996, foreclosures of mortgage loans on real estate totaled $4,099.

 (5)   Future Policy Benefits and Claims

       The liability for future policy benefits for universal life insurance policies and investment contracts (approximately 68% of the total liability for future policy benefits as of December 31, 1997 and
              1996) has been established based on accumulated contract values without reduction for surrender penalty provisions. The average interest rate credited on investment product policies was 6.8%, 6.8% and 7.0% for the years ended December 31, 1997, 1996 and 1995, respectively.

       The liability for future policy benefits for traditional life policies has been established based upon the net level premium method using the following assumptions:

                 Interest rates: Interest rates vary as follows:

                       Year of issue                           Interest Rate
                       -------------                           -------------
                     1997, 1996 and 1995                        4 - 5.5%
                     1994 and prior                             2.25 - 6.0%

                 Withdrawals: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience

                 Mortality: Mortality and morbidity rates are based on published tables, guaranteed in insurance contracts.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (6)   Notes Payable

       On July 11, 1994, the Company issued $50,000, 8.875% surplus notes, due
              July 15, 2004. On May 21, 1996, the Company issued $50,000,
              8.5% surplus notes, due May 15, 2026. Concurrent with the issue of the new notes, $15,000 of the notes issued on July 11, 1994 were retired. Total interest paid was $7,356, $6,290 and $4,437 during the years ended December 31, 1997, 1996 and 1995, respectively.

       The notes have been issued in accordance with Section 3941.13 of the Ohio Revised Code. Interest payments, scheduled semi-annually, must be approved for payment by the Director of the Department of Insurance of the State of Ohio. All issuance costs have been capitalized and are being amortized over the terms of the notes.

(7)    Federal Income Tax

       Prior to 1984, the Life Insurance Company Income Tax Act of 1959, as amended by the Deficit Reduction Act of 1984 (DRA), permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in the Policyholders' Surplus Account (PSA). Management considers the likelihood of distributions from the PSA to be remote; therefore, no Federal income tax has been provided for such distributions in the financial statements. The DRA eliminated any additional deferrals to the PSA. Any distributions from the PSA, however, will continue to be taxable at the then current tax rate. The pre-tax balance of the PSA is approximately $5,257 as of December 31, 1997.

       Total income taxes for the years ended December 31, 1997, 1996 and 1995 were allocated as follows:

                                                               1997            1996             1995
                                                               ----            ----             ----
      Income from continuing operations                       $ 39,272          32,872          24,903
      Equity for unrealized gains (loss) on securities
          available for sale                                    30,324         (22,045)         46,540
                                                              ========         =======          ======
                                                              $ 69,596          10,827          71,443
                                                              ========         =======          ======


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (7)   Federal Income Tax, Continued

       Total Federal income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:

                                          1997                     1996                     1995
                                 -----------------------  -----------------------  -----------------------
                                   Amount         %         Amount         %         Amount         %
                                 ------------  ---------  ------------  ---------  ------------  ---------
    Computed (expected)
         tax expense               $ 37,226      35.0         32,366      35.0         22,337       35.0
    Differential earnings             3,720       3.5          3,616       3.9          5,676        8.9
    Dividends received
         deduction and tax
         exempt interest             (1,406)     (1.3)        (1,440)     (1.6)        (1,585)      (2.5)
    Other, net                         (268)     (0.3)        (1,670)     (1.8)        (1,525)      (2.4)
                                   --------      ----         ------      ----         ------       ----
                                   $ 39,272      36.9         32,872      35.5         24,903       39.0
                                   ========      ====         ======      ====         ======       ====

       Total Federal income tax paid was $43,522, $44,823 and $21,145 during the years ended December 31, 1997, 1996 and 1995, respectively.

       The tax effects of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability as of December 31, 1997 and 1996 relate to the following:

                                                                                1997           1996
                                                                                ----           ----
Deferred tax assets:
     Future policy benefits                                                  $  57,903         51,461
     Mortgage loans on real estate                                               1,986          1,950
     Other assets and liabilities                                               14,063         11,650
                                                                             ---------      ---------
              Total gross deferred tax assets                                   73,952         65,061
                                                                             ---------      ---------


Deferred tax liabilities:
     Fixed maturity securities available-for-sale                               57,290         25,604
     Deferred policy acquisition costs                                          66,844         67,603
     Other fixed maturities, equity securities and other
         long-term investments                                                  14,286          8,343
     Other                                                                         912            763
                                                                             ---------      ---------
              Total gross deferred tax liabilities                             139,332        102,313
                                                                             =========      =========
              Net deferred tax liability                                     $  65,380         37,252
                                                                             =========      =========

       The Company has determined that a deferred tax asset valuation allowance was not needed as of December 31, 1997 and 1996. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The

                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(7)    Federal Income Tax, Continued

              ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers primarily the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment and believes it is more likely than not the Company will realize the benefits of the deductible differences remaining as of December 31, 1997.

(8)    Disclosures about Fair Value of Financial Instruments

       Statement of Financial Accounting Standards No. 107, Disclosures about
              Fair Value of Financial Instruments (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 excludes certain assets and liabilities, including insurance contracts, other than policies such as annuities that are classified as investment contracts, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

       The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              Cash, Short-Term Investments and Policy Loans - The carrying amount reported in the balance sheets for these instruments approximate their fair value.

              Investment Securities - Fair value for equity securities and fixed maturity securities are the same as market value. Market value generally represents quoted market prices traded in the public market place. For fixed maturity securities not actively traded, or in the case of private placements, fair value is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of investments.

              Separate Account Assets and Liabilities - The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the accumulated contract values in the Separate Account portfolios.

              Mortgage Loans on Real Estate - The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(8)    Disclosures about Fair Value of Financial Instruments, Continued

              Investment Contracts - Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

              Note Payable - The fair value for the note payable was determined by discounting the scheduled cash flows of the note using a market rate applicable to the yield, credit quality and maturity of a similar debt instrument.

              Policyholders' Dividend Accumulation and Other Policyholder Funds
              - The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

       The carrying amount and estimated fair value of financial instruments subject to SFAS 107 were as follows as of December 31:

                                                               1997                           1996
                                                   -----------------------------  -----------------------------
                                                     Carrying        Estimated       Carrying       Estimated
      Assets                                          amount        fair value        amount        fair value
                                                   --------------  -------------- --------------   ------------
           Investments:
               Securities available-for-sale:
                    Fixed maturities                $ 2,687,847        2,687,847      2,572,550       2,572,550
                    Equity securities                    81,983           81,983         63,763          63,763
               Fixed maturities held-to-
                    maturity                            724,892          792,983        692,572         746,446
               Mortgage loans on real estate          1,230,256        1,324,735      1,087,287       1,130,717
               Policy loans                             153,348          153,348        151,229         151,229
               Short-term investments                    37,509           37,509         36,016          36,016
           Cash                                          14,012           14,012         33,712          33,712
           Assets held in Separate Accounts             916,790          916,790        661,871         661,871

      Liabilities
           Guaranteed investment contracts          $ 1,041,271        1,050,429      1,028,129       1,025,298
           Individual deferred annuity contracts      1,088,355        1,056,643      1,081,048       1,056,372
           Other annuity contracts                      921,100          957,977        910,941         911,897
           Note payable                                  84,234           95,544         84,191          90,037
           Dividend accumulations and
               other policyholder funds                  79,492           79,492         79,735          79,735
           Liabilities related to separate              887,542          887,542        648,634         648,634
               accounts


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (9)   Additional Financial Instruments Disclosure

       (a)    Financial Instruments with Off-Balance-Sheet Risk

              The Company is a party to financial instruments with off-balance-
                   sheet risk in a normal course of business through management of its investment portfolio. The Company had outstanding commitments to fund mortgage loans, bonds and venture capital partnerships of approximately $144,000 and $182,000 as of December 31, 1997 and 1996, respectively. These commitments involve, in varying degrees, elements of credit and market risk in excess of amounts recognized in the financial statements. The credit risk of all financial instruments, whether on- or off-balance sheet, is controlled through credit approvals, limits, and monitoring procedures.

       (b)    Significant Concentrations of Credit Risk

              Mortgage loans are collateralized by the underlying properties.
                   Collateral must meet or exceed 125% of the loan at the time the loan is made. The Company grants mainly commercial mortgage loans to customers throughout the United States. The Company has a diversified loan portfolio, and total loans in any state do not exceed 10% of the total loan portfolio as of December 31, 1997. The summary below depicts loan exposure of remaining principal balances by type as of December 31, 1997 and 1996:

                                                                        1997           1996
         Mortgage assets by type                                        ----           ----
         -----------------------
              Office                                                  $  345,313        300,158
              Retail                                                     332,621        291,341
              Apartment                                                  297,647        251,720
              Industrial                                                 159,425        152,175
              Other                                                      104,886        101,467
                                                                      ----------     ----------
                                                                       1,239,892      1,096,861
                  Less valuation allowances                                9,636          9,574
                                                                      ----------     ----------
                       Total mortgage loans on real estate, net       $1,230,256      1,087,287
                                                                      ==========     ==========

(10)   Pension Plans

       The Company sponsors pension plans covering all eligible employees and certain general agents. Retirement benefits are based on years of service and either the highest average earnings in five of the last ten years or specific elements of compensation earned in the last five and ten years of service. Other pension plans covering employees where benefits exceed 401(a)(17) and Code 415 limits are also in effect.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)   Pension Plans, Continued

       The net periodic pension cost for the plans for the years ended
              December 31, 1997, 1996 and 1995 follows:

                                                                 1997           1996          1995
                                                                 ----           ----          ----
         Service cost (benefits earned
             during the period)                                $  2,596          2,169         1,725
         Interest cost on projected
             benefit obligations                                  3,072          2,896         2,720
         Actual return on plan assets                            (2,269)        (2,447)       (2,811)
         Net amortization and deferral                              466            904         1,639
                                                               ========        =======       =======
             Net periodic pension cost                         $  3,865          3,522         3,273
                                                               ========        =======       =======

       Basis for measurements, net periodic pension cost:

         Weighted average discount rate                          6.70%          6.25%         6.90%
         Rate of increase in future compensation levels          5.50%          5.50%         4.75%
         Expected long-term rate of return on plan assets        9.00%          8.50%         7.25%

       The following table sets forth the funded status and amounts recognized in the accompanying consolidated financial statements as of December 31, 1997 and 1996 for the Company's pension plans.

                                                                     Assets Exceed          Accumulated Benefits
                                                                 Accumulated Benefits           Exceed Assets
                                                               -------------------------- --------------------------
                                                                  1997          1996         1997          1996
                                                                  ----          ----         ----          ----
         Accumulated benefit obligation:
              Vested                                            $  17,551       15,585        13,675        10,747
              Nonvested                                               353          247           631           661
                                                                =========    =========     =========      ========
                                                                $  17,904       15,832        14,306        11,408
                                                                =========    =========     =========      ========
         Projected benefit obligation for services rendered
              to date                                           $  27,283       24,434        18,300        14,614
         Plan assets at fair value                                 24,597       23,807           257           243
                                                                ---------    ---------     ---------      --------
                  Plan assets less projected benefit
                       obligation                                  (2,686)        (627)      (18,043)      (14,371)
         Unrecognized prior service cost                           (1,617)      (1,741)           31            35
         Unrecognized net losses                                    5,677        3,783         3,010           375
         Unrecognized net transitional assets                      (2,138)      (2,375)        2,911         3,202
         Amount to recognize additional liability                     -            -          (2,471)       (1,537)
                                                                =========    =========     =========      ========
                  Net pension liability                         $    (764)        (960)      (14,562)      (12,296)
                                                                =========    =========     =========      ========
         Measurement basis:
              Weighted average discount rate                         5.90%        6.50%         6.40%         7.00%
              Rate of increase in future compensation levels         6.00%        6.00%         4.60%         4.60%

                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)   Pension Plans, Continued

       Career Agent and Other Plans

       Contributions to the Career Agent's Pension Plan are subject to the minimum funding required under Internal Revenue Code Section 412. The expense reported for contributions to the plan for 1997, 1996, and 1995 were $576, $590, and $497, respectively.

       The Company has other deferred compensation and supplemental pension plans. The expenses for these plans in 1997, 1996 and 1995 were $3,949, $2,950 and $1,936, respectively.

       The Company also maintains a qualified contributory defined contribution profit sharing plan covering substantially all of its employees.

       Company contributions to the Profit Sharing Plan are in part based on the net earnings of the Company and are payable at the sole discretion of management. The expense reported for contributions to the plan for 1997, 1996, and 1995 were $1,825, $1,614 and $1,609, respectively.

 (11)  Postretirement Benefits Other Than Pensions

       The Company currently offers eligible retirees the opportunity to participate in a health plan. The Company has two health plans, one is offered to home office employees, the other is offered to career agents.

              Home Office Employee Health Plan

              The Company provides a declining service schedule. Only home office employees hired prior to January 1, 1996, may become eligible for these benefits provided that the employee meets the age and years of service requirements. The plan states that an employee becomes eligible as follows: age 55 with 20 years of credited service at retirement, age 56 with 18 years of service, age 57 with 16 years of service grading to age 64 with two years of service. The health plan is contributory with retirees contributing approximately 15% of premium for coverage.

              Career Agents Health Plan

              Only career agents with contracts effective prior to January 1, 1996, may become eligible for these benefits provided that the agent is at least age 55 and has 15 years of credited service at retirement. The health plan is contributory, with retirees contributing approximately 47% of medical costs.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(11)   Postretirement Benefits Other Than Pensions, Continued

       Actuarial assumptions for the measurement of the December 31, 1997 accumulated postretirement benefit obligation include a discount rate of 6.9% (7.5% in 1996 and 1995) and an assumed health care cost trend rate of 10% (11% in 1996 and 12% in 1995), declining 1% each year to an ultimate rate of 5%.

       Information regarding the funded status of the plan as a whole as of December 31, 1997 and 1996 follows:

                                                                     1997          1996
                                                                     ----          ----
Accumulated postretirement benefit obligations:
     Retirees                                                      $  3,034         2,926
     Fully eligible, active plan participants                         1,235         1,051
     Other active plan participants                                   2,734         2,256
                                                                   --------      --------
         Accumulated postretirement benefit obligation                7,003         6,233
     Unrecognized net gains                                           1,651         2,066
     Unrecognized plan amendments                                     5,918         6,285
                                                                   ========      ========
         Accrued postretirement benefit obligation                 $ 14,572        14,584
                                                                   ========      ========

       The amount of net periodic postretirement benefit cost for the plan as a whole for the years ended December 31, 1997 and 1996 is as follows:

                                                              1997         1996         1995
                                                              ----         ----         ----
Net periodic postretirement benefit cost:
     Service cost - benefits attributed to
         employee service during the year                    $   301         467           497
     Interest cost on accumulated postretirement
         benefit obligation                                      468         768           869
     Actual return on plan assets                                 -           -             -
     Net amortization and deferral                              (474)       (199)          (82)
                                                             =======      ======       =======
              Net periodic postretirement benefit cost       $   295       1,036         1,284
                                                             =======      ======       =======

       The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 by $1,078 and $943, respectively, and the net periodic postretirement benefit cost for the years ended December 31, 1997, 1996, and 1995 by $36, $111 and $149, respectively.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(12)   Regulatory Risk-Based Capital, Retained Earnings and Dividend
          Restrictions

       ONLIC and ONLAC exceed the minimum risk-based capital requirements as established by the NAIC as of December 31, 1997.

       The Company has designated a portion of retained earnings for separate account contingencies and investment guarantees totaling $1,673 and $1,688 as of December 31, 1997 and 1996, respectively.

       The payment of dividends by the Company to its participating policyholders is based on the dividend scale declared at least annually by the Company's Board of Directors.

(13)   Bank Lines of Credit

       As of December 31, 1997 and 1996, ONLIC had a $10,000 unsecured line of credit which was not utilized during 1997 and 1996.

(14)   Contingencies

       The Company and its subsidiaries are defendants in various legal actions arising in the normal course of business. While the outcome of such matters cannot be predicted with certainty, management believes such matters will be resolved without material adverse impact on the financial condition of the Company.

       The Company routinely enters into reinsurance transactions with other insurance companies which are not material to the consolidated financial statements. This reinsurance involves either ceding certain risks to or assuming risks from other insurance companies. The primary purpose of ceded reinsurance is to protect the Company from potential losses in excess of levels that it is prepared to accept. Reinsurance does not discharge the Company from its primary liability to policyholders and to the extent that a reinsurer should be unable to meet its obligations, the Company would be liable to policyholders. The Company has reinsurance recoverables of $61,862 and $52,260 at December 31, 1997 and 1996, respectively. Ceded premiums approximated 11%, 11%, and 10% of gross earned life and accident and health premiums during 1997, 1996 and 1995, respectively.

(15)   Major Lines of Business

       The Company operates in the life and annuity lines of business in the life insurance industry. Life insurance operations include whole life, universal life, variable universal life, and endowments, as well as term life, health insurance, and other miscellaneous insurance products provided to individuals and groups. Annuity operations include guaranteed investment and accumulated deposit contracts issued to groups and deferred and immediate annuities issued to individuals.


                                                                     (Continued)

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (15)  Major Lines of Business, Continued

       The following table summarizes the revenues and income before Federal income tax for the years ended December 31, 1997, 1996 and 1995 and assets as of December 31, 1997, 1996 and 1995, by line of business.

                                                                             1997           1996           1995
                                                                             ----           ----           ----
         Revenues:
             Premiums, policy charges and net investment income:
                 Life and other insurance                                  $  314,379        295,860        270,782
                 Annuities                                                    307,377        284,418        280,853
                                                                           ----------      ---------      ---------
                                                                              621,756        580,278        551,635
                                                                           ----------      ---------      ---------
             Realized capital gains (losses):
                 Life and other insurance                                       7,892          3,330           (771)
                 Annuities                                                      4,608          5,431         (1,980)
                                                                           ----------      ---------      ---------
                                                                               12,500          8,761         (2,751)
                                                                           ----------      ---------      ---------
             Total revenues:
                 Life and other insurance                                     322,271        299,190        270,011
                 Annuities                                                    311,985        289,849        278,873
                                                                           ----------      ---------      ---------
                                                                           $  634,256        589,039        548,884
                                                                           ==========      =========      =========
         Total income before Federal income tax:
                 Life and other insurance                                  $   49,013         45,057         33,475
                 Annuities                                                     57,346         47,418         30,345
                                                                           ==========      =========      =========
                                                                           $  106,359         92,475         63,820
                                                                           ==========      =========      =========
         Assets:
                 Life and other insurance                                  $2,972,192      2,522,004      2,213,391
                 Annuities                                                  3,358,370      3,259,585      3,078,984
                                                                           ==========      =========      =========
                                                                           $6,330,562      5,781,589      5,292,375
                                                                           ==========      =========      =========

                                                                      Schedule 1

            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                    Consolidating Information - Balance Sheet

                                December 31, 1997

                                 (000's omitted)

                                                         The Ohio             Ohio
                                                       National Life      National Life
                                                         Insurance          Assurance
                     Assets                               Company          Corporation        Eliminations       Consolidated
                     ------                           ----------------   ----------------    ---------------    ---------------
Investments:
     Securities available-for-sale at fair value:
        Fixed maturities                                $2,177,401            510,446                  -           2,687,847
        Equity securities                                  266,562                  -           (184,579)             81,983
     Fixed maturities held-to-maturity, at
        amortized cost                                     667,538             57,354                  -             724,892
     Mortgage loans on real estate, net                  1,015,026            215,230                  -           1,230,256
     Real estate, net                                       21,820                  -                  -              21,820
     Policy loans                                          115,222             38,126                  -             153,348
     Other long-term investments                            42,539                  -                  -              42,539
     Short-term investments                                 18,516             18,993                  -              37,509
                                                       -----------        -----------        -----------         -----------
               Total investments                         4,324,624            840,149           (184,579)          4,980,194
Cash                                                         6,924              7,088                  -              14,012
Accrued investment income                                   53,896             10,183                  -              64,079
Deferred policy acquisition costs                          127,281            123,661                  -             250,942
Reinsurance recoverable                                     19,566             81,378            (39,082)             61,862
Other assets                                                43,880              2,863             (4,060)             42,683
Assets held in Separate Accounts                           840,856             75,934                  -             916,790
                                                       -----------        -----------        -----------         -----------
               Total assets                             $5,417,027          1,141,256           (227,721)          6,330,562
                                                       ===========        ===========        ===========         ===========

             Liabilities and Equity

Future policy benefits and claims                       $3,634,243            850,313            (39,082)          4,445,474
Policyholders' dividend accumulations                       62,423                  -                  -              62,423
Other policyholder funds                                    14,567              2,502                  -              17,069
Note payable, net                                           84,234                  -                  -              84,234
Accrued Federal income tax:
     Current                                                11,784                874                  -              12,658
     Deferred                                               53,201             12,179                  -              65,380
Other liabilities                                          106,722             14,875             (4,060)            117,537
Liabilities related to Separate Accounts                   811,608             75,934                  -             887,542
                                                        ----------          ---------           --------           ---------
               Total liabilities                         4,778,782            956,677            (43,142)          5,692,317
                                                        ----------          ---------           --------           ---------
Equity:
     Common stock and paid-in-capital                            -            336,625            (36,625)                  -
     Unrealized gains on securities
        available-for-sale, net                            102,956             10,327            (10,327)            102,956
     Retained earnings                                     535,289            137,627           (137,627)            535,289
                                                        ----------          ---------           --------           ---------
               Total equity                                638,245            184,579           (184,579)            638,245
                                                        ----------          ---------           --------           ---------
               Total liabilities and equity             $5,417,027          1,141,256           (227,721)          6,330,562
                                                        ==========          =========           ========           =========

See accompanying independent auditors' report.

                                                                      Schedule 2


            THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 Consolidating Information - Statement of Income

                          Year ended December 31, 1997

                                 (000's omitted)

                                                         The Ohio             Ohio
                                                       National Life      National Life
                                                         Insurance          Assurance
                                                          Company          Corporation        Eliminations       Consolidated
                                                      ----------------   ----------------    ---------------    ---------------
Revenues:
   Traditional life insurance premiums                   $115,437            3,147              (2,182)            116,402
   Accident and health insurance premiums                  16,000            7,921                   -              23,921
   Annuity premiums and charges                            37,205              425                   -              37,630
   Universal life and investment policy charges                 -           50,991                   -              50,991
   Net investment income                                  352,941           61,348             (23,742)            390,547
   Net realized gain on investments                        11,089            1,411                   -              12,500
   Other income                                                 -            2,265                   -               2,265
                                                        ---------        ---------          ----------           ---------
                                                          532,672          127,508             (25,924)            634,256
                                                        ---------        ---------          ----------           ---------

Benefits and expenses:
   Benefits and claims                                    330,971           67,627                   -             398,598
   Provision for policyholders' dividends on
     participating policies                                25,399                -                   -              25,399
   Amortization of deferred policy acquisition
     costs                                                 17,321            5,787                   -              23,108
Other operating costs and expenses                         67,298           15,676              (2,182)             80,792
                                                        ---------        ---------          ----------           ---------
                                                          440,989           89,090              (2,182)            527,897
                                                        ---------        ---------          ----------           ---------
           Income before Federal income tax                91,683           38,418             (23,742)            106,359
                                                        ---------        ---------          ----------           ---------

Federal income tax:
   Current expense                                         27,012           14,361                   -              41,373
   Deferred (benefit) expense                              (2,416)             315                   -              (2,101)
                                                        ---------        ---------          ----------           ---------
                                                           24,596           14,676                   -              39,272
                                                        ---------        ---------          ----------           ---------
           Net income                                    $ 67,087           23,742             (23,742)             67,087
                                                        =========        =========          ==========           =========


See accompanying independent auditors' report.

                        OHIO NATIONAL VARIABLE ACCOUNT A


                                    FORM N-4





                                     PART C


                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


The following financial statements of the Registrant are included in Part B of this Registration Statement:



      Independent Auditors' Report of KPMG Peat Marwick LLP dated January 30,
      1998

      Statements of Assets and Contract Owners' Equity dated December 31, 1997

      Statement of Operations and Changes in Contract Owners' Equity for the Years Ended December 31, 1997 and 1996

      Notes to Financial Statements dated December 31, 1997

      Schedules of Changes in Unit Values for the Years Ended December 31, 1997 and 1996



The following consolidated financial statements of the Depositor and its subsidiaries are also included in Part B of this Registration Statement:



      Independent Auditors' Report of KPMG Peat Marwick LLP dated Febuary 12,
      1998

      Consolidated Balance Sheets dated December 31, 1997 and 1996

      Consolidated Statements of Income for the Years Ended December 31, 1997, 1996 and 1995

      Consolidated Statements of Equity for the Years Ended December 31, 1997, 1996 and 1995

      Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995

      Notes to Consolidated Financial Statements dated December 31, 1997, 1996 and 1995

Consent of the following:

      KPMG Peat Marwick LLP





Exhibits:

      (3)(e) Fund Participation Agreement between the Depositor and Janus Aspen Series

      (3)(f) Participation Agreement between the Depositor and Strong Variable Insurance Funds, Inc.

      (13)   Computation of Performance Data.




All other relevant exhibits, which have previously been filed with the Commission and are incorporated herein by reference, are as follows:

      (1) Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant's registration statement on Form S-6 on August 3, 1982 (File no. 2-78652).

      (3)(a) Principal Underwriting Agreement for Variable Annuities between the Depositor and Ohio National Equities, Inc. was filed as Exhibit (3)(a) of the Registrant's Form N-4 on December 30, 1997 (File no. 333-43511).

      (3)(b) Registered Representative's Sales Contract with Variable Annuity Supplement was filed as Exhibit (3)(b) of the Registrant's Form N-4, Post-effective Amendment no. 9 on February 27, 1991 (File no. 2-91213).

      (3)(c) Variable Annuity Sales Commission Schedule was filed as Exhibit A(3)(c) of the Registrant's registration statement on Form S-6 on May 18, 1984 (File no. 2-91213).

      (4) Variable Deferred Annuity Contract, Form 98-VA-2, was filed as Exhibit (4) of the Registrant's form N-4 on December 30, 1997 (File no. 333-43511).




      (5)(a) Tax-Qualified Variable Annuity Application, Form V-4890-A, was filed as Exhibit (5)(a) of the Registrant's registration statement on Form N-4, Post-effective Amendment no. 18 on April 25, 1996 (File No. 2-91213).

      (6)(a) Articles of Incorporation of the Depositor were filed as Exhibit A(6)(a) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

      (6)(b) Code of Regulations (by-laws) of the Depositor were filed as Exhibit A(6)(b) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

      (8) Powers of Attorney by certain Directors of the Depositor were filed as Exhibit (8) of the Registrant's Form N-4, Post-effective Amendment no. 22 on March 2, 1998 (File no. 2-91213).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


Name and Principal                 Positions and Offices
Business Address                   with Depositor
----------------                   --------------

Neil A. Armstrong                  Director
4635 Drake Road
Cincinnati, Ohio 45243

Trudy K. Backus*                   Vice President, Individual Insurance Services

Thomas A. Barefield*               Senior Vice President, Institutional Sales

Howard C. Becker*                  Senior Vice President, Individual Insurance
                                   & Corporate Services

Ronald L. Benedict*                Corporate Vice President, Counsel and
                                   Secretary

Michael A. Boedeker*               Vice President, Fixed Income Securities

Robert A. Bowen*                   Senior Vice President, Information Systems

Roylene M. Broadwell*              Vice President & Treasurer

Joseph P. Brom*                    Senior Vice President & Chief Investment
                                   Officer

Dale P. Brown                      Director
36 East Seventh Street
Cincinnati, Ohio 45202

Jack E. Brown                      Director
50 E. Rivercenter Blvd.
Covington, Kentucky 41011

William R. Burleigh                Director
One West Fourth Street
Suite 1100
Cincinnati, Ohio 45202

Victoria B. Buyniski               Director
2343 Auburn Avenue
Cincinnati, Ohio 45219

Raymond R. Clark                   Director
201 East Fourth Street
Cincinnati, Ohio 45202

David W. Cook*                     Senior Vice President and Actuary

Dr. Alvin H. Crawford              Director
Children's Hospital Medical
Center
Department of Orthopedics
Elland and Bethesda Avenues
Cincinnati, Ohio 45229

Robert M. DiTommaso*               Vice President, Career Marketing

Ronald J. Dolan*                   Senior Vice President and Chief Financial
                                   Officer

Michael J. Ferry*                  Vice President, Information Systems

Michael F. Haverkamp*              Vice President and Counsel

John A. Houser III*                Vice President, Claims

Name and Principal                Positions and Offices
Business Address                  with Depositor
----------------                  --------------

Bannus B. Hudson                  Director
One Eastwood Drive
Cincinnati, Ohio 45227

David G. McClure*                 Vice President, Equity Product Sales

Charles S. Mechem, Jr.            Director
One East Fourth Street
Cincinnati, Ohio 45202

James I. Miller, II*              Vice President, Marketing Support

James W. Nethercott               Director
8431 Concord Hills Circle
Cincinnati, Ohio 45243

Thomas O. Olson*                  Vice President, Underwriting

David B. O'Maley*                 Director, Chairman, President and Chief
                                  Executive Officer

John J. Palmer*                   Senior Vice President, Strategic Initiatives

George B. Pearson, Jr.*           Vice President, PGA Marketing

J. Donald Richardson*             Senior Regional Vice President

D. Gates Smith*                   Senior Vice President, Sales

Michael D. Stohler*               Vice President, Mortgages and Real Estate

Stuart G. Summers*                Senior Vice President and General Counsel

Oliver W. Waddell                 Director
425 Walnut Street
Cincinnati, Ohio 45202

Bradley L. Warnemunde             Director and Chairman Emeritus
250 William Howard Taft Road
Cincinnati, Ohio 45219

Dr. David S. Williams*            Vice President and Medical Director

Stephen T. Williams*              Vice President, Equity Investments



*The principal business address for these individuals is One Financial Way, Cincinnati, Ohio 45242.

--------------------------------------------------------------------------------
              THE OHIO NATIONAL LIFE INSURANCE COMPANY/CINCINNATI
      A MUTUAL LIFE INSURANCE COMPANY INCORPORATED UNDER THE LAWS OF OHIO
--------------------------------------------------------------------------------





-------------------------------       -----------------------------
ENTERPRISE PARK, INC.                 OHIO NATIONAL EQUITIES INC.

A GEORGIA CORPORATION                 A BROKER/DEALER
REAL ESTATE DEVELOPMENT COMPANY       CAPITALIZED BY ONLI @ $30,000
CAPITALIZED BY ONLI $50,000


-------------------------------       --------------------------------
Pres. & Dir.        M. Stohler        Chm. & Dir.         D. O'Maley

V.P. & Dir.         J. Brom           Pres. & Dir.        J. Palmer

Secy. & Dir.        J. Fischer        VP & Dir.           T. Backus

Treas. & Dir.       D. Taney          VP & Dir.           J. Miller

                                      Sr. VP              T. Barefield

                                      Secretary & Dir.    R. Benedict

                                      Treasurer           B. Turner

                                      Compliance Officer  J. Dunn

                                      Asst. Secy.         M. Haverkamp



-------------------------------       --------------------------------

-------------------------------------------------------------------------------------------------------------------
                                  THE OHIO NATIONAL LIFE INSURANCE COMPANY/CINCINNATI
                        A MUTUAL LIFE INSURANCE COMPANY INCORPORATED UNDER THE LAWS OF OHIO
-------------------------------------------------------------------------------------------------------------------
                                                   S E P A R A T E  A C C O U N T S
                                                   --------------------------------
                                                          A  B  C  D  E  F
                                                   --------------------------------

-------------------------------    ------------------------------            -------------------------------------
OHIO NATIONAL INVESTMENTS, INC.    THE O.N. EQUITY SALES COMPANY             OHIO NATIONAL LIFE
                                                                             ASSURANCE CORPORATION
AN INVESTMENT ADVISER              AN OHIO CORPORATION                       AN OHIO CORPORATION
CAPITALIZED BY ONLI @ $10,000      A BROKER/DEALER                           A STOCK LIFE INSURANCE COMPANY
                                   CAPITALIZED BY ONLI @ $790,000            CAPITALIZED BY ONLI @ $32,000,000
                                                                             INCORPORATED UNDER THE LAWS OF OHIO
-------------------------------    ------------------------------            ------------------------------------
                                   Chm. & Dir.         D. O'Maley            Chm./Pres/.CEO & Dir.  D. O'Maley
Pres. & Dir.        J. Brom                                                  Sr. VP & Dir.          R. Dolan
                                   Pres. & Dir.        J. Palmer             Sr. VP & Dir.          J. Palmer
VP & Dir.           M. Boedeker                                              Sr. VP & Dir.          S. Summers
                                   V.P. & Dir.         M. Haverkamp          Sr. VP & Dir.          J. Brom
VP & Dir.           M. Stohler                                               Sr. VP                 T. Barefield
                                   Secy. & Dir.        R. Benedict           Sr. Vice Pres.         D. Cook
VP & Dir.           S. Williams                                              Sr. Vice Pres.         G. Smith
                                   Director            B. DiTommaso          Vice Pres. & Treas.    R. Broodwell
Treasurer           D. Taney                                                 Vice President         M. Boedeker
                                   Treasurer           B. Turner             Vice President         R. DiTommaso
Secretary           R. Benedict                                              Vice President         T. Backus
                                   Compliance Director J. Dunn               Vice President         G. Pearson
VP                  K. Hanson                                                Vice President         D. Pennington
VP                  D. Hundley                                               Vice President         M. Stohler
VP                  J. Martin                                                Vice Pres.             J. Houser
                                                                             VP & Secy.             R. Benedict
                                                                             Asst. Secy.            J. Fischer
                                                                             Asst. Actuary          K. Flischel
-------------------------------    ------------------------------           ------------------------------------
                                                                                       SEPARATE ACCOUNT
                                                                          -------------------------------------
                                                                                              R
                                                                                             ---
                                  <= Advisor to  Advisor to =>
                 --------------------------------------------------------
------------------                    --------------------------------          --------------------------------
ONE FUND, INC.                        O.N. INVESTMENT MANAGEMENT CO.            OHIO NATIONAL FUND

A MARYLAND CORPORATION                AN OHIO CORPORATION                       A MARYLAND CORPORATION
AN OPEN END DIVISIFIED                A FINANCIAL ADVISORY SERVICE              AN OPEN END DIVERSIFIED
MANAGEMENT INVESTMENT COMPANY         CAPITALIZED BY ONESCO @ $145,000          MANAGEMENT INVESTMENT COMPANY
-----------------------------         --------------------------------          --------------------------------
Pres. & Dir.        J. Palmer         Pres. & Dir.        J. Palmer             Pres. & Dir.        J. Palmer
Vice. Pres.         M. Boedeker                                           ----- Vice President      M. Boedeker
Vice  Pres.         J. Brom           VP & Dir.           G. Smith              Vice President      J. Brom
Vice Pres.          T. Barefield                                                Vice President      S. Williams
Vice Pres.          S. Williams       VP & Dir.           D. McClure            Treasurer           D. Taney
Treasurer           D. Taney                                            --------Secy. & Dir.        R. Benedict
Secy. & Dir.        R. Benedict       Treasurer           K. Jaeger             Director            R. Love
Director            R. Love                                                     Director            G. Castrucci
Director            G. Castrucci      Secretary           M. Haverkamp          Director            G. Vredeveld
Director            G. Vredeveld                                                Sr. VP              T. Barefield



---------------------------------     --------------------------------            ---------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Organization Chart showing the relationships among the Depositor, the Registrant and their affiliated entities is on page 4A hereof.

ITEM 27.  NUMBER OF CONTRACTOWNERS


As of March 31, 1998, the Registrant's contracts were owned by 20,475 owners.


ITEM 28.  INDEMNIFICATION

The sixth article of the Depositor's Articles of Incorporation, as amended, provides as follows:

      Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

      Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.

In addition, Article XII of the Depositor's Code of Regulations states as follows:

      If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation's request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.

ITEM 29.  PRINCIPAL UNDERWRITERS


The principal underwriter of the Registrant's securities is presently Ohio National Equities, Inc. ("ONEQ"). ONEQ is a wholly-owned subsidiary of the Depositor. ONEQ also serves as the principal underwriter of securities issued by Ohio National Variable Accounts B and D, other separate accounts of the Depositor which are registered as unit investment trusts; and Ohio National Variable Account R, a separate account of the Depositor's subsidiary, Ohio National Life Assurance Corporation, which separate account is also registered as a unit investment trust; and ONE Fund, Inc., an open-end investment company of the management type.

The directors and officers of ONEQ are:



      Name                                 Position with ONE, Inc.
      ----                                 -----------------------

      David B. O'Maley                     Chairman and Director
      John J. Palmer                       President and Director
      Thomas A. Barefield                  Senior Vice President
      James I. Miller                      Vice President and Director
      Trudy K. Backus                      Vice President and Director
      Joni L. Dunn                         Vice President and Compliance Officer
      Ronald L. Benedict                   Secretary and Director
      Barbara A. Turner                    Treasurer





The principal business address of each of the foregoing is One Financial Way, Cincinnati, Ohio 45242.


During the last fiscal year, ONEQ received the following commissions and other compensation, directly or indirectly, from the Registrant:



Net Underwriting               Compensation
Discounts and on Redemption    Brokerage
Commissions                    or Annuitization               Commissions            Compensation
-----------                    ----------------               -----------            ------------

$ 2,997,646                         None                          None                   None


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:

(1)      Journals and other records of original entry:

         The Ohio National Life Insurance Company ("Depositor")
         One Financial Way
         Cincinnati, Ohio  45242

        Star Bank, N.A. ("Custodian")
        425 Walnut Street
        Cincinnati, Ohio 45202

(2)     General and auxiliary ledgers:

        Depositor and Custodian

(3)     Securities records for portfolio securities:

        Custodian

(4)     Corporate charter, by-laws and minute books:

        Registrant has no such documents.

(5)     Records of brokerage orders:

        Not applicable.

(6)     Records of other portfolio transactions:

        Custodian

(7)     Records of options:

        Not applicable

(8)     Records of trial balances:

        Custodian

(9)     Quarterly records of allocation of brokerage orders and commissions:

        Not applicable

(10)    Records identifying persons or group authorizing portfolio transactions:

        Depositor

(11)    Files of advisory materials:

        Not applicable

(12)    Other records

        Custodian and Depositor

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS


(a) Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, The Ohio National Life

    Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by The Ohio National Life Insurance Company.


(b) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(c) The Registrant hereby undertakes to include either (1) as part of any application to purchase any contract offered by the propsectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(d) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of l940, the registrant, Ohio National Variable Account A has caused this registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on this 8th day of April, 1998.


                          OHIO NATIONAL VARIABLE ACCOUNT A
                                    (Registrant)

                           By THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                     (Depositor)



                           By /s/Thomas A. Barefield
                              -----------------------------------------
                            Thomas A. Barefield, Senior Vice President,
                                 Institutional Sales


Attest:

/s/Ronald L. Benedict
--------------------------------
Ronald L. Benedict
Corporate Vice President, Counsel
and Secretary



As required by the Securities Act of 1933 and the Investment Company Act of l940, the depositor, The Ohio National Life Insurance Company, has caused this registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on the 8th day of April, 1998.

                              THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                               (Depositor)



                              By /s/Thomas A. Barefield
                                 ------------------------------------------
                                Thomas A. Barefield, Senior Vice President,
                                                 Institutional Sales


Attest:



/s/Ronald L. Benedict
---------------------------------
Ronald L. Benedict
Corporate Vice President, Counsel
and Secretary

As required by the Securities Act of 1933, this post-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                       Title                         Date
---------                       -----                         ----


 s/David B. O'Maley             Chairman, President,          April 8, 1998
-------------------------       Chief Executive Officer
 David B. O'Maley               and Director

*s/ Neil A. Armstrong                                         April 8, 1998
-------------------------       Director
 Neil A. Armstrong

*s/Dale P. Brown                Director                      April 8, 1998
-------------------------
 Dale P. Brown


*s/Jack E. Brown                Director                      April 8, 1998
-------------------------
 Jack E. Brown


*s/William R. Burleigh          Director                      April 8, 1998
-------------------------
 William R. Burleigh


*s/Victoria B. Buyniski         Director                      April 8, 1998
-------------------------
 Victoria B. Buyniski


*s/Raymond R. Clark             Director                      April 8, 1998
-------------------------
 Raymond R. Clark


*s/Alvin H. Crawford            Director                      April 8, 1998
-------------------------
 Alvin H. Crawford


*s/Bannus B. Hudson             Director                      April 8, 1998
-------------------------
 Bannus B. Hudson


*s/Charles S. Mechem, Jr.       Director                      April 8, 1998
-------------------------
 Charles S. Mechem, Jr.


*s/James W. Nethercott          Director                      April 8, 1998
-------------------------
 James W. Nethercott


*s/Oliver W. Waddell             Director                      April 8, 1998
-------------------------
 Oliver W. Waddell


*s/Bradley L. Warnemunde         Chairman Emeritus and         April 8, 1998
-------------------------
 Bradley L. Warnemunde           Director





*By s/ John J. Palmer
-------------------------
 John J. Palmer, Attorney in Fact pursuant to Powers of Attorney, copies of which have previously been filed as exhibits to the Registrant's registration statement.

                         INDEX OF CONSENTS AND EXHIBITS



                                                                            Page Number in
Exhibit                                                                     Sequential
Number                  Description                                         Numbering System
------                  -----------                                         ----------------

                        Consent of KPMG Peat Marwick LLP





      (3)(e) Fund Participation Agreement between the Depositor and Janus Aspen Series.

      (3)(f) Participation Agreement between the Depositor and Strong Variable Insurance Funds, Inc.

      (13)   Computation of Performance Data.

                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
The Ohio National Life Insurance Company
The Contract Owners
Ohio National Variable Account:


We consent to the inclusion of our reports included herein and to the reference to our firm under the heading "Independent Certified Public Accountants" in the Statement of Additional Information.


                                                           KPMG Peat Marwick LLP




Cincinnati, Ohio
April 8, 1998